Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ARIBA, INC.,

SAP AMERICA, INC.

and

ANGEL EXPANSION CORPORATION

Dated as of May 22, 2012

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(continued)

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(continued)

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(continued)

Page

Section 8.15 Guaranty	88

Exhibit A – Certificate of Incorporation of the Surviving Corporation

Schedule 8.04 – Knowledge of Parent

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 22, 2012 (this “Agreement”), is by and among SAP America, Inc., a Delaware corporation (“Parent”), Angel Expansion Corporation, a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and Ariba, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.04 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger (the “Merger”) of Merger Sub with and into the Company in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”), with the Company to be the surviving corporation of the Merger (the “Surviving Corporation”), and each share of common stock, par value $0.002 per share, of the Company (each a “Share” and collectively, the “Shares”) to be thereupon cancelled and converted into the right to receive cash in an amount equal to $45.00 per Share (the “Merger Consideration”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has, as of May 21, 2012, upon the terms and subject to the conditions set forth herein, duly and unanimously adopted resolutions (a) approving and declaring the advisability of this Agreement, (b) approving the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger, (c) determining this Agreement and the Transactions to be advisable, fair to and in the best interests of the Company and the Company’s stockholders and (d) recommending that the Company’s stockholders adopt this Agreement and approve the Transactions, including the Merger (the “Company Board Recommendation”);

WHEREAS, the respective boards of directors of Parent and Merger Sub have, upon the terms and subject to the conditions set forth herein, approved and declared advisable this Agreement and the Transactions, including the Merger;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, Guarantor is entering into this Agreement to provide for the guaranty provided for in Section 8.15 in favor of the Company with respect to certain of Parent’s and Merger Sub’s obligations under this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the Surviving Corporation. The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation.

(b) At the Effective Time, the Company Certificate shall, subject to Section 5.08, by virtue of or in connection with the Merger, be amended and restated in its entirety to read as set forth in Exhibit A and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter further amended as provided therein or by applicable Law.

(c) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the Company Bylaws shall be amended and restated in their entirety to read as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(d) The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, continue as the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(e) If at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 1.02 Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Pacific Time, on a date to be specified by the parties (the “Closing Date”), such date to be no later than the second Business Day after satisfaction or waiver of all of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Jones Day, 1755 Embarcadero Road, Palo Alto, California 94303, unless another time, date or place is agreed to in writing by the parties hereto. On the Closing Date, or on such other date as Parent and the Company may agree to in writing, Parent, Merger Sub and the Company shall cause a certificate of merger or other appropriate documents (in any case, the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time.”

Section 1.03 Meeting of Stockholders to Approve the Merger.

(a) The Company shall use its reasonable best efforts to, within five Business Days after the date of this Agreement, prepare and file with the SEC preliminary proxy materials for the Special Meeting (together with any amendments and supplements thereto and any other required proxy materials, the “Proxy Statement”) relating to the Merger and this Agreement. Subject to Section 5.03(d) and Section 5.03(e), the Company shall include the Company Board Recommendation in the Proxy Statement. Parent shall use its reasonable best efforts to, within four Business Days after the date of this Agreement, provide the Company with such information concerning Parent and Merger Sub as may be reasonably requested by the Company for inclusion in the Proxy Statement.

(b) Notwithstanding the provisions of Section 1.03(a), prior to filing the preliminary Proxy Statement, a definitive Proxy Statement or any other filing with the SEC in connection with the Transactions, the Company shall provide Parent and its counsel with a reasonable opportunity to review and comment on each such filing in advance, and the Company shall include in such filing all comments reasonably proposed by Parent in respect of such filings. The Company shall notify Parent promptly of the receipt of any oral or written comments from the SEC or its staff (or of notice of the SEC’s intent to review) and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or any other filing with the SEC in connection with the Transactions or for additional or supplemental information in connection therewith. The Company shall, as promptly as practicable after the receipt of such comments from the SEC or its staff with respect to the Proxy Statement or any other such filing (i) supply Parent with copies of all written correspondence received in connection therewith and (ii) provide Parent a reasonably detailed description of any oral comments received in connection therewith. The Company (1) shall provide Parent with a reasonable opportunity to review and comment on any responses to comments or inquiries by the SEC with respect to any filings related to the Transactions, (2) shall include in such response all comments reasonably proposed by Parent in respect of the filings, (3) shall not file or mail such document, or respond to the SEC, prior to receiving the approval of Parent, which approval shall not be unreasonably withheld or delayed, and (4) shall provide Parent and its counsel with a reasonable opportunity to participate in any discussions or meetings with the SEC or its staff with respect to such filings. The Company shall respond in good faith to any comments by the SEC as promptly as practical. Parent shall provide its comments to the Company as promptly as practicable.

(c) If the Company: (i) does not receive comments from the SEC with respect to the preliminary Proxy Statement, the Company shall use its reasonable best efforts to file definitive proxy materials (including the definitive Proxy Statement) with the SEC and cause the definitive Proxy Statement to be mailed to the stockholders of the Company on or prior to the third Business Day after the expiration of the 10-day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act, or (ii) does receive comments from the SEC with respect to the preliminary Proxy Statement, the Company shall use its reasonable best efforts to file definitive proxy materials (including the definitive Proxy Statement) with the SEC and cause the definitive Proxy Statement to be mailed to the stockholders of the Company on or prior to the third Business Day immediately following clearance by the SEC with respect to such comments.

(d) If, at any time prior to the date of the Special Meeting, any event or information relating to the Company, Parent, Merger Sub, or any of their Affiliates should be discovered by Parent or the Company which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading, the party that discovers such information shall promptly notify the other parties and the Company shall cause an appropriate amendment or supplement describing such information to be filed with the SEC as promptly as practicable thereafter and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

(e) The Company, acting through the Company Board, shall, in accordance with applicable Law: (i) duly call, give notice of, convene and hold a special meeting of its stockholders as promptly as practicable, and in any event (to the extent permissible under applicable Law) no earlier than 30 days and no later than 40 days after the mailing of the definitive Proxy Statement to the stockholders of the Company, for the purpose of obtaining the Company Stockholder Approval (the “Special Meeting”) and (ii) use its reasonable best efforts to solicit from the stockholders of the Company proxies in favor of the adoption of this Agreement and secure the vote or consent of the stockholders of the Company as required by the rules of the NASDAQ, the DGCL or other applicable Law to effect the Merger. The Company shall give Parent no less than 10 Business Days’ advance notice (or such shorter period of time as notice is provided to the NASDAQ) of the date which shall be set as the

“record date” for the Special Meeting. The Company shall consult with Parent regarding the date of the Special Meeting and shall not change the record date or postpone or adjourn the Special Meeting without the prior written consent of Parent; provided that Parent may cause the Company to postpone or adjourn the Special Meeting by prior written notice to the Company to a date that is not later than five Business Days prior to the Outside Date by prior written notice to the Company.

(f) The Company shall ensure that the Special Meeting is called, noticed, convened, held and conducted, and that all Persons solicited in connection with the Special Meeting are solicited, in compliance in all material respects with all applicable Law. The adoption of this Agreement and adjournment of the Special Meeting, as necessary, to solicit additional proxies if there are insufficient votes in favor of adoption of this Agreement shall be the only matters which the Company shall propose to be acted on by the stockholders of the Company at the Special Meeting, unless otherwise approved in writing by Parent.

(g) Without limiting the generality of the foregoing, the Company agrees that (i) its obligation to duly call, give notice of, convene and hold the Special Meeting shall not be affected by any Change of Board Recommendation and (ii) its obligations pursuant to this Section 1.03 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal (whether or not a Superior Proposal). Unless this Agreement is terminated in accordance with Section 7.01, the Company agrees that it shall not submit to the vote of the stockholders of the Company any Acquisition Proposal (whether or not a Superior Proposal) prior to the vote of the stockholders of the Company with respect to the Merger at the Special Meeting.

(h) At the Special Meeting or any postponement or adjournment thereof, Parent shall vote, or cause to be voted, all of the Shares then owned of record by Parent or Merger Sub or with respect to which Parent or Merger Sub otherwise has, directly or indirectly, voting power in favor of the adoption of this Agreement, and Parent shall use its reasonable best efforts to deliver or provide (or cause to be delivered or provided), in its capacity as a stockholder of the Company, any other stockholder approvals that are required by applicable Law to effect the Merger.

ARTICLE II

CONVERSION OF SECURITIES IN THE MERGER

Section 2.01 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled in accordance with Section 2.01(b) and other than Dissenting Shares, shall be converted into the right to receive the Merger Consideration, payable net to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law in accordance with Section 2.02(f) and upon surrender of the Certificate formerly representing such Shares (or, in the case of Book-Entry Shares, surrender of such Book-Entry Shares) in accordance with Section 2.02. Notwithstanding the foregoing, shares of Equity Plan Stock shall be treated in accordance with Section 2.04(b).

(b) Cancellation of Treasury Stock and Parent-Owned Stock. All Shares that are held in the treasury of the Company or owned of record by any Company Subsidiary that is directly or indirectly wholly-owned by the Company, and all Shares owned of record by Parent, Merger Sub or any of their respective direct or indirect wholly owned Subsidiaries shall be cancelled and shall cease to exist, with no payment being made with respect thereto.

(c) Merger Sub Common Stock. Each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Section 2.02 Payment for Securities; Surrender of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent or Merger Sub shall designate a reputable bank or trust company to act as the paying agent for purposes of effecting the payment of the aggregate Merger Consideration in connection with the Merger (the “Paying Agent”). At or promptly after the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited, with the Paying Agent funds sufficient to pay the aggregate Merger Consideration to which holders of Shares shall be entitled at the Effective Time pursuant to this Agreement upon surrender of Certificates or Book-Entry Shares as the case may be; provided, however, in the event that such funds on deposit with the Paying Agent are insufficient to pay the aggregate Merger Consideration, Parent or Merger Sub shall deposit, or cause to be deposited, with the Paying Agent such additional funds as are necessary to ensure that the Paying Agent has funds sufficient to pay the aggregate Merger Consideration. Such funds shall be invested or otherwise held by the Paying Agent as directed by Parent or Merger Sub, in their sole discretion, pending payment thereof by the Paying Agent to the holders of the Shares. Earnings from such investments, if any, shall be the sole and exclusive property of Parent or Merger Sub, and no part of any such earnings shall accrue to the benefit of holders of Shares.

(b) Procedures for Surrender. As promptly as practicable after the Effective Time, the Surviving Corporation or Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that represented Shares (the “Certificates”) or non-certificated Shares represented by book-entry (“Book-Entry Shares”), in each case, which Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement:

(i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or transfer of the Book-Entry Shares, as the case may be, to the Paying Agent, and shall otherwise be in such form and have such other provisions as Parent or the Paying Agent may reasonably specify; and

(ii) instructions for use in effecting the surrender of the Certificates or transfer of Book-Entry Shares in exchange for payment of the Merger Consideration.

(c) Cancellation of Shares; Payment of Merger Consideration. Upon surrender of Certificates or transfer of Book-Entry Shares for cancellation to the Paying Agent, and upon delivery of a letter of transmittal, duly executed and in proper form in accordance with the instructions thereto, with respect to such Certificates or an agent’s message in the case of a book entry transfer of Book-Entry Shares, the holder of such Certificates or Book-Entry Shares shall be entitled to receive the Merger Consideration for each Share formerly represented by such Certificates and for each Book-Entry Share. Any Certificates and Book-Entry Shares so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated hereby, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, without interest thereon.

(d) Transfer Books; No Further Ownership Rights in Shares. All cash paid upon the surrender of Certificates or the transfer of Book-Entry Shares in accordance with the terms of this ARTICLE II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares, as applicable. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e) Termination of Fund; Abandoned Property; No Liability. At any time following the nine month anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.02(b), without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 2.02(f). If, immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws, any holder of Certificates or Book-Entry Shares has not complied with the procedures in Section 2.02(b) to receive payment of the Merger Consideration to which such holder would otherwise be entitled, the payment in respect of such Certificates or Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent shall be Liable to any holder of a Certificate or Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Withholding Rights. Parent, Merger Sub, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from the Merger Consideration or any other payment otherwise payable pursuant to this Agreement to any holder of Shares, Company Options, shares of Equity Plan Stock, or any other Person pursuant to this Agreement, as applicable, such amounts that Parent, Merger Sub, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any provision of applicable Law, including with respect to any stock transfer Taxes payable by holder of Shares, Company Options or shares of Equity Plan Stock. To the extent that amounts are so withheld by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, Parent shall pay (unless the Paying Agent is the entity withholding such amounts, in which case, Parent shall use reasonable best efforts to cause the Paying Agent to pay) such amounts to the appropriate taxing authority and such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company Options or shares of Equity Plan Stock, as applicable, in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Paying Agent.

(g) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.01(a); provided, however, that Parent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any Action that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

Section 2.03 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such Shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses his right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Merger Consideration, without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 2.02(f). The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in and to control all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment (unless required by Law) with respect to, or settle or compromise or offer to settle or compromise, any such demands, or approve any withdrawal of any such demands, or agree to do any of the foregoing. Any portion of the aggregate Merger Consideration made available to the Paying Agent to pay for Shares that have become Dissenting Shares shall be returned to Parent upon demand.

Section 2.04 Treatment of Company Options, Company Restricted Stock, Company RSUs and Company Performance RSUs. No later than immediately prior to the Effective Time, the Company shall have taken all requisite action such that:

(a) Company Options. Each Company Option that is unexpired, unexercised and outstanding as of the Effective Time, whether vested or unvested, shall be, by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company, the holder of such Company Option or any other Person, cancelled and converted into the right to receive from the Surviving Corporation, within 30 days following the Effective Time, an amount in cash equal to the product of (x) the aggregate number of Shares subject to such Company Option, and (y) the excess, if any, of the Merger Consideration over the per share exercise price under such Company Option. If the per share exercise price under any such Company Option is equal to or greater than the Merger Consideration, such Company Option shall be cancelled pursuant to this Section 2.04(a) without payment of consideration.

(b) Treatment of Company RSUs, Company Performance RSUs, Company Restricted Stock. The payout of the Merger Consideration pursuant to Section 2.01(a) in exchange for each Share that immediately prior to the Effective Time remains subject to the Company’s outstanding right to claim the return of such share under the terms of any Company RSU, Company Performance RSU and share of Company Restricted Stock (each Company RSU, Company Performance RSU and share of Company Restricted Stock, a share of “Equity Plan Stock”) shall, after giving effect to the deemed performance vesting level of Company Performance RSUs pursuant to Section 2.04(c), remain subject to the time-based vesting terms that apply with respect to the applicable share of Equity Plan Stock immediately prior to the Effective Time under the equity plan award agreement and any other applicable Contract that is in effect on the date of this Agreement, in each case, pertaining to the applicable share of Equity Plan Stock (together, the “Equity Plan Documents”). The Merger Consideration otherwise payable pursuant to Section 2.01(a) in exchange for each share of Equity Plan Stock that is unvested at the Effective Time (“Unvested Cash”) shall not be payable by the Surviving Corporation at the Effective Time and shall instead be paid by Parent in a cash lump-sum on the date upon which the applicable share of Equity Plan Stock would have vested under the time-based vesting terms and other conditions set forth in the Equity Plan Documents (and provided that if such terms and conditions are not satisfied and time-based vesting ceases to continue at any point and does not otherwise accelerate pursuant to the terms of the Equity Plan Documents, no cash payment shall be made with respect to the applicable share of Equity Plan

Stock). All amounts payable pursuant to this Section 2.04(b) shall be paid without interest. Following the Effective Time, no Unvested Cash, or right thereto, may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by any Person, other than to the Surviving Corporation, or be taken or reached by any legal or equitable process in satisfaction of any Liability of such Person, prior to the payment to such Person of such Unvested Cash in accordance with this Agreement. Notwithstanding any of the foregoing to the contrary, each share of Equity Plan Stock held by a non-employee director of the Company that is outstanding as of the Effective Time, whether vested or unvested, shall not be assumed or substituted for by Parent and shall instead be cancelled in exchange for a payment by the Surviving Corporation in respect of each share of Equity Plan Stock in an amount equal to the Merger Consideration, to be paid in a cash lump-sum as soon as practicable (but in no event later than 30 days) following the Effective Time.

(c) Deemed Performance of Company Performance RSUs. Prior to the Effective Time, each Company Performance RSU that will be converted into a right to receive Unvested Cash pursuant to Section 2.04(b) will be determined as follows: (i) each Company Performance RSU granted in October 2010 with respect to the Company’s 2011 fiscal year shall be treated as if the award had vested as set forth in Section 2.04(c)(i) of the Company Disclosure Schedule and (ii) each Company Performance RSU granted in November 2011 with respect to the Company’s 2012 fiscal year shall be treated as if the award had vested as set forth in Section 2.04(c)(ii) of the Company Disclosure Schedule. Following the Effective Time, the Unvested Cash payable with respect to Company Performance RSUs pursuant to Section 2.04(b) shall not be subject to any of the performance-based vesting terms that currently apply to such awards but shall, in all events, continue to be subject to the time-based vesting terms currently applicable to such awards.

Section 2.05 Treatment of Employee Stock Purchase Plan. Each current “Offering Period” (as defined in the ESPP) in progress as of the date of this Agreement under the ESPP shall continue, and the Shares shall be issued to participants thereunder on the next currently scheduled purchase dates thereunder occurring after the date of this Agreement as provided under, and subject to the terms and conditions of, the ESPP. Any Offering Period in progress as of the Effective Time shall be shortened, and the last day of each such Offering Period shall be the second Business Day immediately preceding the Effective Time. Each then outstanding option under the ESPP shall be exercised automatically on the last day of such Offering Period. Notwithstanding any restrictions on transfer of stock in the ESPP, the treatment in the Merger of any Shares under this provision shall be in accordance with Section 2.01(a). The Company shall terminate the ESPP as of or immediately prior to the Effective Time. The Company shall, promptly after the date of this Agreement, take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions contemplated by this Section 2.05 and as are appropriate to avoid the commencement of any new offering of options thereunder at or after the date of this Agreement and prior to the earlier of the termination of this Agreement or the Effective Time.

Section 2.06 No Right to Equity Under Awards. The parties agree that following the Effective Time, no holder of a Company Option, Company RSU, Company Performance RSU or any other equity-based awards shall have any right hereunder to acquire any Equity Interest (including any “phantom” stock or stock appreciation rights) in the Company, any of the Company Subsidiaries or the Surviving Corporation.

Section 2.07 Waivers; Board or Committee Resolutions.

(a) To the extent necessary to give effect to the transactions contemplated in Section 2.04, the Company shall, at least 10 Business Days prior to the Effective Time, use its reasonable best efforts to provide notice, in a form and substance reasonably acceptable to Parent, to each holder of outstanding Company Options and shares of Equity Plan Stock.

(b) Prior to or promptly after the date of this Agreement, the Company Board or any committee thereof that administers the Company Stock Option Plans shall adopt resolutions, in a form reasonably acceptable to Parent, that (i) implement the transactions set forth in Section 2.04, (ii) terminate each Company Stock Option Plan effective as of or immediately prior to the Effective time and (iii) approve the transactions contemplated in Section 2.04 as valid under the terms of the Company Stock Option Plans and the award agreements issued thereunder and further document that:

(i) the transactions contemplated in Section 2.04 are consistent with the terms of the Company Stock Option Plans and the award agreements issued thereunder;

(ii) Parent’s assumption of the obligation to pay the Merger Consideration with respect to any Unvested Cash that vests pursuant to the terms set forth in Section 2.04(b) and Section 2.04(c) will result in Parent substituting an equivalent award for each share of Equity Plan Stock that becomes subject to the terms set forth in Section 2.04(b) and Section 2.04(c); and

(iii) the consummation of the Merger will not accelerate the vesting of any shares of Equity Plan Stock that are exchanged for Unvested Cash, except as specifically provided by (A) Section 2.04(a) with respect to Company Options, (B) Section 2.04(b) with respect to any such shares held by non-employee directors of the Company or (C) the express terms of the Equity Plan Documents relating to such award and the terms of the Company Stock Option Plan as in effect on the date of this Agreement.

Section 2.08 Adjustments to Prevent Dilution. In the event that the Company changes (or establishes a record date for changing) the number of shares of Company Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction with respect to the outstanding shares of Company Stock, at any time during the period from the date of this Agreement to the Effective Time, the Merger Consideration shall be equitably adjusted to reflect such transaction; provided, however, that nothing in this Section 2.08 shall be construed as permitting the Company to take any action or enter into any transaction otherwise prohibited by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered by the Company to Parent and Merger Sub prior to the execution of this Agreement (the “Company Disclosure Schedule”), which identifies items of disclosure by reference to a particular Section or subsection of this Agreement, as applicable, or any other part of the Company Disclosure Schedule where it is reasonably apparent based on the substance of such disclosure (without reference to documents referred to therein) or the context in which such disclosure is made that such disclosure shall be deemed to be disclosed with respect to any other Section or subsection of this Agreement, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.01 Organization and Qualification; Subsidiaries.

(a) The Company and each Company Subsidiary is a corporation or other legal entity duly organized, validly existing and in good standing (to the extent a concept of “good standing” is applicable in the case of any jurisdiction outside the United States) under the Laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted in all material respects. The Company and each Company Subsidiary is duly qualified to do business and is in good standing (to the extent a concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had a Company Material Adverse Effect.

(b) The Company has delivered or caused to be delivered to Parent and Merger Sub true and correct copies of the Company Certificate and the Company Bylaws, and the certificate of incorporation and bylaws, or equivalent organizational or governing documents, of each Material Subsidiary. The Company is not in violation of the Company Certificate or Company Bylaws, and the Company Subsidiaries are not in violation in any material respect of their respective organizational or governing documents. None of the Company or Company Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(c) Section 3.01(c) of the Company Disclosure Schedule sets forth a true and complete list of: (i) each Company Subsidiary, together with the jurisdiction of organization or formation of each Company Subsidiary and (ii) the directors and officers of the Company and each Material Subsidiary, as of the date of this Agreement.

Section 3.02 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 1,500,000,000 Shares and (ii) 20,000,000 shares of preferred stock, par value $0.002 per share (the “Company Preferred Stock”). As of the close of business on May 18, 2012 (the “Capitalization Date”), there were 98,069,758 Shares issued and outstanding (inclusive of 1,616,923 shares of

Company Restricted Stock) and no Shares were held in treasury by the Company. No shares of Company Preferred Stock are issued or outstanding. All of the outstanding Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights and were issued in compliance in all material respects with applicable Law.

(b) As of the close of business on the Capitalization Date, the Company has no Shares or shares of Company Preferred Stock reserved for or otherwise subject to issuance, except for (i) 264,062 Shares reserved for issuance pursuant to the exercise of outstanding Company Options under the Company Stock Option Plans, (ii) 911,853 Shares reserved for issuance pursuant to the vesting of Company RSUs under the Company Stock Option Plans, (iii) up to 3,212,372 Shares reserved for issuance pursuant to the vesting of Company Performance RSUs under the Company Stock Option Plans and (iv) 7,451,215 Shares reserved for future awards under the Company Stock Option Plans. All Shares subject to issuance under any Company Options, Company RSUs or Company Performance RSUs and any Company Stock Option Plan, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and issued in compliance in all material respects with applicable Law. Section 3.02(b) of the Company Disclosure Schedule sets forth, as of the close of business on the Capitalization Date, an accurate and complete list of each outstanding Company Option, Company RSU, Company Performance RSU and award of Company Restricted Stock and (i) the name of each holder thereof, (ii) the date of grant, (iii) the portion which is vested as of the close of business on the Capitalization Date, (iv) the vesting schedule of such Company Option, Company RSU, Company Performance RSU or award of Company Restricted Stock, (v) the exercise or purchase price thereof, if applicable, (vi) the Company Stock Option Plan under which each Company Option, Company RSU or Company Performance RSU, as the case may be, was granted, (vii) with respect to a Company Option, the expiration date of such Company Option and (viii) with respect to a Company Option, whether such Company Option is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code. Each grant of a Company Option, Company RSU, Company Performance RSU and award of Company Restricted Stock was properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance in all material respects with Law, recorded on the Company’s financial statements in accordance with GAAP consistently applied, and no such grants involved any “back dating” or similar practices with respect to the effective date of the grant. There are no stock appreciation rights awarded and outstanding under any of the Company Stock Option Plans.

(c) Except for Contracts relating to the Company Options, Company RSUs, Company Performance RSUs and Company Restricted Stock that are set forth in Section 3.02(b), there are no Contracts of the Company or any Company Subsidiary, including options, warrants, debentures, notes or other rights, Contracts, arrangements or commitments of any character (i) relating to any Equity Interests of the Company, (ii) obligating the Company or any Company Subsidiary to issue, acquire or sell any Equity Interests of the Company, (iii) providing general voting rights with holders of Shares or Company Preferred Stock, or convertible into securities having such rights, or (iv) (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring the registration for sale of or (E) granting any preemptive or antidilutive rights with respect to, any Shares or other Equity Interests in the

Company. Since the close of business on the Capitalization Date, the Company has not issued any shares of its capital stock or other Equity Interests except upon the exercise of Company Options or the settlement of Company RSUs or Company Performance RSUs outstanding as of the close of business on the Capitalization Date and except as permitted under Section 5.01 (including upon the exercise of Company Options or the settlement of Company RSUs or Company Performance RSUs after granted the Capitalization Date as permitted under Section 5.01).

(d) Section 3.02(d) of the Company Disclosure Schedule sets forth, for each Material Subsidiary, as applicable: (i) its authorized capital stock or other Equity Interests, (ii) the number of its outstanding shares of capital stock or other Equity Interests and type(s) of such outstanding shares of capital stock or other Equity Interests and (iii) the record owner(s) thereof. There are no options or other convertible securities to purchase any shares of capital stock of a Company Subsidiary.

(e) Except for the rights of the Company or a wholly-owned Company Subsidiary in their capacity as a holder of the outstanding Equity Interests of a Company Subsidiary, there are no Contracts of the Company or any Company Subsidiary, including options, warrants, debentures, notes or other rights, agreements, arrangements or commitments of any character (i) relating to any Equity Interests of a Company Subsidiary, (ii) obligating the Company or any Company Subsidiary to issue, acquire or sell any Equity Interests of the Company Subsidiaries, (iii) providing general voting rights with holders of the Equity Interests of any Company Subsidiary, or convertible into securities having such rights, or (iv) (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring the registration for sale of, or (E) granting any preemptive or antidilutive rights with respect to, any Equity Interests in a Company Subsidiary. The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding Equity Interests of each of the Company Subsidiaries, free and clear of any Liens, and all of such Equity Interests have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights and were issued in compliance in all material respects with applicable Law. Except for Equity Interests in the Company Subsidiaries, neither the Company nor any Company Subsidiary owns directly or indirectly any Equity Interest in any Person, or has any obligation or has made any agreement to acquire any such Equity Interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person.

Section 3.03 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, including the Merger (subject to and assuming the receipt of the Company Stockholder Approval in connection with the Merger). The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, including the Merger, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to adopt or authorize this Agreement or to consummate the Transactions other than, with respect to the Merger, the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL. This Agreement has been validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent, Merger Sub and Guarantor, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including, without limitation, all Laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in an Action at law or in equity).

(b) The Company Board has (i) taken all appropriate actions so that, assuming the accuracy of the representations and warranties set forth in Section 4.05, the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to, or as a result of, the execution of this Agreement or the consummation of the Transactions, including the Merger, without any further action on the part of the stockholders of the Company or the Company Board and (ii) except for a Change of Board Recommendation effected in compliance with Section 5.03 after the date of this Agreement, duly and unanimously adopted resolutions (A) approving and declaring the advisability of this Agreement, (B) approving the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger, (C) determining this Agreement and the Transactions to be advisable, fair to and in the best interests of the Company and the Company’s stockholders and (D) recommending that the Company’s stockholders adopt this Agreement. No other “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or Law (each, together with Section 203 of the DGCL, a “Takeover Law”) is applicable to the Transactions. None of the Company or any Company Subsidiary has adopted a stockholder rights agreement, rights plan, “poison pill” or other similar agreement.

Section 3.04 No Conflict; Required Filings and Consents. Assuming the receipt of the Company Stockholder Approval and the making of the filings and the receipt of the consents and waiting period terminations or expirations identified in Section 3.04(b), none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other Transaction, or the Company’s compliance with any of the provisions of this Agreement will (with or without notice or lapse of time, or both):

(a) (i) conflict with or violate the Company Certificate or Company Bylaws, or any equivalent organization or governing documents of any Company Subsidiary; (ii) conflict with or violate any Law or rule of the NASDAQ applicable to the Company or any Company Subsidiary or by which any of their respective properties is bound or affected, in each case, in any material respect; (iii) result in any material violation or breach of, or constitute a material default (or an event that with notice or lapse of time or both would become a material default) or impair the Company’s or any of the Company Subsidiaries’ material rights under, or alter their respective material obligations or alter the material rights or obligations of any third party under, or give to any third party any rights of purchase, termination, amendment, payment, acceleration or cancellation pursuant to any Company Material Contract or under any Company Permit, or (iv) result in the creation of a Lien on any of the material properties or assets (including intangible assets) of the Company or any Company Subsidiary.

(b) require any consent, approval, waiting period termination or expiration, Order, license, authorization, declaration or permit of, or filing or registration with or notification to, any Governmental Entity, except (i) the applicable requirements, if any, of the Securities Act and the Exchange Act, including the filing of the Proxy Statement relating to the adoption by the stockholders of the Company of this Agreement, (ii) the filing and recordation of the Certificate of Merger or other documents as required by the DGCL, (iii) compliance with any applicable requirements of the HSR Act and the requirements of other applicable Antitrust Laws set forth in Section 3.04(b) of the Company Disclosure Schedule, (iv) such filings as may be required under the rules and regulations of the NASDAQ, (v) such consents, approvals, Orders, licenses, authorizations, declarations, permits, filings, registrations and notifications as may be required under state or foreign securities Laws and (vi) such other consents, approvals, Orders, licenses, authorizations, declarations, permits, filings, registrations or notifications which, if not obtained or made, would not have a Company Material Adverse Effect.

Section 3.05 Permits; Compliance With Law.

(a) The Company and each Company Subsidiary holds all material authorizations, licenses, permits, certificates, filings, consents, variances, exemptions, waivers, approvals, orders, registrations and clearances of any Governmental Entity necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses in all material respects as currently conducted (the “Company Permits”). The Company and each Company Subsidiary is in and has for the past five years been in compliance with the terms of the Company Permits in all material respects, and all of the Company Permits are valid and in full force and effect in all material respects. As of the date of this Agreement, no suspension, modification, revocation or cancellation of any of the Company Permits is, to the Knowledge of the Company, pending or threatened, nor, to the Knowledge of the Company, do reasonable grounds exist for any such action.

(b) Neither the Company nor any Company Subsidiary is in, or has any continuing material Liability as a result of any, conflict or noncompliance with, default under or violation of, or has any continuing or unresolved material Liabilities in connection with, or is, to the Knowledge of the Company, being investigated for, or charged by any Governmental Entity with a violation of or noncompliance with any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected. As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity overtly indicated an intention to conduct any such investigation or review.

(c) None of the Company, the Company Subsidiaries or any of their respective directors, executives or, to the Knowledge of the Company, agents or representatives of the Company or a Company Subsidiary (i) has used any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other applicable anticorruption Laws, (iv) has established or maintained any unlawful fund of corporate monies or other properties, (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature or (vi) violated or operated in noncompliance with any anti-money laundering law, anti-terrorism law or regulation, anti-boycott regulations or embargo regulations.

(d) There are no, and neither the Company nor any Company Subsidiary has continuing or unresolved Liabilities in connection with any Action pending or, to the Knowledge of the Company, threatened, of any nature seeking to impose, or that are reasonably likely to result in the imposition, on the Company or any of the Company Subsidiaries of any Liability arising under or relating to any Environmental Law or Company Permit relating to the environment, health or safety matters, or in connection with any Hazardous Substance, which Liability has had or is reasonably likely to have, either individually or in the aggregate, a Company Material Adverse Effect, and, to the Knowledge of the Company, no facts, circumstances or conditions exist that could reasonably be expected to form the basis of any such Action, investigation or remediation activity. Neither the Company nor any Company Subsidiary is subject to or has any continuing or unresolved Liabilities in connection with any agreement, Order settlement, letter or memorandum by or with any Governmental Entity or third party imposing any Liability under any Environmental Law or Company Permit relating to the environment, health or safety matters, or in connection with any Hazardous Substance, that has had, either individually or in the aggregate, a Company Material Adverse Effect.

(e) The Company and each Company Subsidiary have at all times conducted their export transactions and other operations in compliance in all material respects with (i) all applicable U.S. Export and Import Laws and (ii) all applicable Foreign Export and Import Laws, and neither the Company nor any Company Subsidiary has made a voluntary disclosure with respect to any violation of any U.S. Export and Import Laws or Foreign Export and Import Laws. Without limiting the foregoing: (i) the Company and each Company Subsidiary have obtained or invoked, and are in compliance in all material respects with, all export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications, license exceptions and filings with any Governmental Entity required under U.S. Export and Import Laws and Foreign Export and Import Laws for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (ii) there are no pending or, to the Knowledge of the Company, threatened Actions against the Company or any Company Subsidiary with respect to such Export Approvals, and (iii) no Export Approvals for the transfer of export licenses to Parent or the Surviving Corporation are required. There are no pending or, to the Knowledge of the Company, threatened Actions against the Company or any Company Subsidiary with respect to violations of export approvals and there are no Actions, conditions or circumstances pertaining to the Company’s export transactions that may give rise to future claims.

Section 3.06 SEC Filings.

(a) Since January 1, 2009, the Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, proxy statements, schedules, statements and other documents (including exhibits) required to be filed or furnished (as applicable) by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company with the SEC since January 1, 2009, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). None of the Company Subsidiaries is currently or has, since becoming a Company Subsidiary been, required to file any forms, reports or other documents with the SEC.

(b) As of their respective effective dates (in the case of the Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), or in each case, if amended prior to the date of this Agreement, as of the date of the last such amendment, the Company SEC Documents complied (or with respect to Company SEC Documents filed after the date of this Agreement, will comply) in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder and did not (or with respect to Company SEC Documents filed after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) As of the date of this Agreement, to the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC comment.

Section 3.07 Financial Statements.

(a) Each of the consolidated financial statements of the Company (including, in each case, any notes and schedules thereto) included in the Company SEC Documents (collectively, the “Company Financial Statements”) (i) have been prepared from, are in accordance with, and accurately reflect the books and records of the Company and the consolidated Company Subsidiaries in all material respects, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature and as may be permitted by the SEC on Form 10-Q or any successor or like form under the Exchange Act, including the absence of footnotes) and (iii) present fairly in all material respects the consolidated financial position and the consolidated results of operations, cash flows and stockholders’ equity of the Company and the consolidated Company Subsidiaries as of the dates and for the periods referred to therein.

(b) Without limiting the generality of Section 3.07(a) or any of the representations made in Section 3.06(a), (i) Ernst & Young LLP has not resigned or been dismissed as independent registered public accounting firm of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, (ii) neither the chief executive officer nor the chief financial officer of the Company has failed in any respect to make, without qualification, the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any form, report or schedule filed by the Company with the SEC since the enactment of the Sarbanes-Oxley Act and (iii) no enforcement action has been initiated or, to the Knowledge of the Company, threatened against the Company by the SEC relating to disclosures contained in any Company SEC Document.

Section 3.08 Internal Controls; Sarbanes-Oxley Act.

(a) The Company and the Company Subsidiaries (i) have established and maintain a system of internal control over financial reporting sufficient to provide reasonable assurance that: (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain asset accountability; and (C) access to assets is permitted only in accordance with management’s general or specific authorization; (ii) have implemented and maintain disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information relating to the Company, including its consolidated Company Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosure, and (iii) have disclosed, based on the Company’s most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board, (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has delivered to Parent prior to the date of this Agreement all disclosures of significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that have been made by the Company to the Company’s auditors or audit committee at any time between January 1, 2009 and the date of this Agreement.

(b) Since January 1, 2008, neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any Company Subsidiary has received or otherwise had or obtained Knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices. Since January 1, 2008, no current or former attorney representing the Company or any Company Subsidiary has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any Company Subsidiary, or any of their respective officers, directors, employees or agents, to the current Company Board or any committee thereof or to any current director or executive officer of the Company.

(c) As of the date of this Agreement, to the Knowledge of the Company, no employee of the Company or any Company Subsidiary has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any Company Subsidiary. Since January 1, 2008, neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any director, officer or employee of the Company or any Company Subsidiary, has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee, contractor, subcontractor or agent of the Company or any Company Subsidiary in the terms and conditions of his or her employment or engagement because of any lawful act of such employee, contractor, subcontractor or agent described in Section 806 of the Sarbanes-Oxley Act.

(d) The books and records of the Company and each Company Subsidiary have been, and are being, fully, properly and accurately maintained in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions. The minute books of the Company and each Material Subsidiary, all of which minutes since January 1, 2007 have been made available by the Company to Parent, contain complete and correct, in all material respects, records of all meetings and other corporate actions held or taken by their respective stockholders (or equivalent) and boards of directors (or equivalent), including committees of their respective boards of directors (or equivalent).

(e) The Company is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act.

(f) The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K under the Securities Act, for senior financial officers, applicable to its principal financial officer, controller or principal accounting officer, or persons performing similar functions. The Company has promptly disclosed any amendment to (other than technical, administrative or other non-substantive amendments) or waiver of the Company’s code of ethics with respect to any such persons, as required by Item 5.05 of Form 8-K. To the Knowledge of the Company, there have been no violations of provisions of the Company’s code of ethics by any such persons.

Section 3.09 Absence of Undisclosed Liabilities.

(a) Except as set forth in Section 3.09 of the Company Disclosure Schedule, there are no Liabilities of the Company or any Company Subsidiary, other than:

(i) Liabilities disclosed and provided for in the consolidated balance sheet of the Company as of March 31, 2012 that is included in the Company SEC Documents as of the date of this Agreement (the “Most Recent Balance Sheet”), or disclosed in the notes thereto;

(ii) Liabilities incurred under this Agreement or in connection with the Transactions;

(iii) Liabilities under executory contracts to which the Company or any of the Company Subsidiaries are bound, other than as a result of a breach thereof; or

(iv) Liabilities incurred in the ordinary course of business consistent with past practice since the date of the Most Recent Balance Sheet in amounts consistent with past practice that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any Company Subsidiary in the Company Financial Statements or any Company SEC Documents.

Section 3.10 Absence of Certain Changes or Events. Since March 31, 2012, (a) except as disclosed in the Company SEC Documents filed with the SEC on or after March 31, 2012, but prior to the date of this Agreement (other than disclosures in such Company SEC Documents contained under the heading “Risk Factors” or any disclosure of risks included in any “forward looking statements” disclaimers), the Company and the Company Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects, (b) there has not been any Company Material Adverse Effect and (c) there has not been any action taken by the Company or any Company Subsidiary from March 31, 2012 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time without the prior written consent of Parent, would constitute a breach of Section 5.01(a)(i), (iii), (iv), (v), (vi), (viii), (ix), (x), (xii), (xv), (xvi), (xviii), (xix) or (xxi).

Section 3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a complete list of each Company Benefit Plan (and denoting any Company Benefit Plan that is a Company Stock Option Plan or Foreign Employee Benefit Plan), other than (i) any agreement, understanding or arrangement under which a single individual who is not an officer or director of the Company, a Company Subsidiary or any ERISA Affiliate is eligible to receive non-material compensation and/or benefits, (ii) any non-material Company Benefit Plan that is maintained or sponsored by a Company Subsidiary or ERISA Affiliate or (iii) any Company Benefit Plan under which none of the Company, any Company Subsidiary, any ERISA Affiliate or any other Person has any current or future Liability. None of the Company, any Company Subsidiary, or any ERISA Affiliate have any express or implied commitment to: (x) modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable Law; or (y) institute any plan, Contract, program, fund or arrangement of any kind for the benefit of any current or former directors, officers, employees, stockholders or consultants of the Company, any Company Subsidiary or any ERISA Affiliate, other than the Company Benefit Plans.

(b) With respect to each Company Benefit Plan listed in Section 3.11(a) of the Company Disclosure Schedule, the Company has delivered to Parent accurate and complete copies of (i) each Company Benefit Plan (or, if such Company Benefit Plan is not written, a written summary of its material terms), including all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (ii) all summaries and summary plan descriptions, including any summary of material modifications, (iii) the three most recent annual reports (Form 5500 series) with any required schedules filed with the IRS with respect to such Company Benefit Plan, (iv) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter, (vi) with respect to each Company Benefit Plan, each trust agreement, insurance or group annuity contract, administration and similar agreements, and investment management or investment advisory agreements, (vii) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Company Benefit Plan, and (viii) all material filings made with any Governmental Entity within the past five years, including any filings under a government-sponsored amnesty, voluntary compliance or similar program (including the IRS Employee Plans Compliance Resolution System and the Department of Labor Delinquent Filer Program or Voluntary Fiduciary Correction Program).

(c) Each Company Benefit Plan has been maintained, operated, and administered in all material respects in accordance with its terms and any related documents or agreements and in compliance in all material respects in accordance with all applicable Law, including applicable provisions of ERISA and the Code. Contributions required to be made under the terms of any of the Company Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the Most Recent Balance Sheet. With respect to the Company Benefit Plans, no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company, any Company Subsidiary, any ERISA Affiliate or any Company Benefit Plan participant could be subject to any material Liability (other than for routine benefit Liabilities) under the terms of, or with respect to, such Company Benefit Plans, ERISA, the Code or any other applicable Law, nor would negotiation or consummation of the Transactions be reasonably likely to give rise to such material Liability. To the Knowledge of the Company, with respect to each Company Benefit Plan, all Tax, annual reporting and other filings with a Governmental Entity required by ERISA, the Code and other applicable Law have been timely filed with the appropriate Governmental Entity and all material notices and material disclosures have been timely provided to participants.

(d) Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code either (i) has a current favorable determination letter from the IRS as to its qualified status (or is waiting to receive a favorable determination letter for an application filed during the last 12 months of its previous remedial amendment cycle), or (ii) may rely upon a prototype opinion letter, and each Company Benefit Plan and related trust which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt. To the Knowledge of the Company, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust. There has been no termination, partial termination or discontinuance of contributions to any Company Benefit Plan intended to qualify under Section 401(a) of the Code that would result in material Liability to the Company, any Company Subsidiary or any ERISA Affiliate.

(e) To the Knowledge of the Company (i) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan that could result in Liability to the Company, any Company Subsidiary or any ERISA Affiliate, (ii) there have been no breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA (or breaches of any other fiduciary duty under applicable Law) with respect to any Company Benefit Plan that could reasonably be expected to result in any Liability or excise tax under ERISA, the Code or other applicable Law being imposed on the Company, any Company Subsidiary or any ERISA Affiliate, (iii) each Company Benefit Plan (other than an employment, severance, change in control or other similar agreement with an individual) can be unilaterally amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms by the Company, a Company Subsidiary or an ERISA Affiliate, without Liability to the Company, any Company Subsidiary or any ERISA Affiliate (other than (A) Liability for ordinary administrative expenses typically incurred in a termination event or (B) Liability for benefits accrued as of the date of such amendment, termination or discontinuation to the extent that either (x) there are sufficient assets set aside in a trust or insurance Contract to satisfy such Liability or (y) such Liability is reflected on the Most Recent Balance Sheet), (iv) no Action is pending, or to the Knowledge of the Company, is threatened, against or with respect to any Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims), (v) none of the Company, any Company Subsidiary or any ERISA Affiliate has any Liability under ERISA Section 502, (vi) all contributions and payments to such Company Benefit Plan are fully deductible under Sections 162 or 404 of the Code, (vii) no amount is subject to Tax as unrelated business taxable income under Section 511 of the Code, and (viii) no material excise tax could reasonably be expected to be imposed upon the Company under Chapter 43 of the Code.

(f) Neither the Company, any Company Subsidiary nor any ERISA Affiliate has ever (i) maintained a Company Benefit Plan that was subject to Section 412 of the Code or Title IV of ERISA or had any Liability with respect to such plan or (ii) been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) that is subject to ERISA. No Company Benefit Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code, or is funded through a “welfare benefit fund” as defined in Section 419(e) of the Code or a supplemental unemployment benefit plan within the meaning of Section 501(c)(17) of the Code.

(g) All (i) material insurance premiums required to be paid with respect to, (ii) benefits, expenses, and other amounts due and payable under, and (iii) contributions, transfers, or payments required to be made to, any Company Benefit Plan on or prior to the Effective Time have been or shall be timely made or are reflected on the Most Recent Balance Sheet. With respect to any Contract or insurance policy providing funding for benefits under any Company Benefit Plan, there is no Liability of the Company, any Company Subsidiary or any ERISA Affiliate in the nature of a retroactive rate adjustment, loss sharing arrangement, or other Liability, nor would there be any such Liability if such Contract or insurance policy was terminated on the date of this Agreement, and, to the Knowledge of the Company, neither any party to any such Contract nor any insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding and no such proceedings with respect to any such insurer are imminent.

(h) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event, such as termination of employment) will (i) result in any material payment (including severance, unemployment compensation, parachute or otherwise) becoming due to any director or employee of the Company, any Company Subsidiary, any ERISA Affiliate or any of their respective Affiliates, or to any Governmental Entity or other Person on behalf of any such director or employee, from the Company, any Company Subsidiary, any ERISA Affiliate or any of their respective Affiliates under any Company Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in any acceleration of the time of payment or vesting of any benefits or (iv) result in the payment of any amount that, individually or in combination with any other such payment, would not be deductible pursuant to Section 280G of the Code (determined without regard to Section 280G(b)(4) of the Code) or Section 162(m) of the Code. Set forth in Section 3.11(h) of the Company Disclosure Schedule is the estimated maximum amount that could be paid to any “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) as a result of the Transactions under all employment, severance and termination agreements, other compensation arrangements and Company Benefit Plans currently in effect, and the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such individual as of the date of this Agreement.

(i) Except as required by Law, no Company Benefit Plan provides any retiree or post-employment health, disability, life insurance or other welfare benefits (whether or not insured) to any Person except for reimbursements of COBRA premiums or cash payments in lieu of the Company’s obligation to reimburse such COBRA premiums to certain employees. The Company, each Company Subsidiary and each ERISA Affiliate are in material compliance with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder, and any similar state law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(j) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in material compliance with Section 409A of the Code in both operation and documentation. None of the Company, any Company Subsidiary or any ERISA Affiliate is a party to, or otherwise obligated under, any Company Benefit Plan that provides for the gross-up of the Tax imposed by Section 409A(a)(1)(B) of the Code. The execution and delivery of this Agreement by the Company and the consummation of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Benefit Plan or Contract that would reasonably be expected to result in any material payment of deferred compensation which will not be in compliance with Section 409A of the Code.

(k) To the Knowledge of the Company, all Foreign Employee Benefit Plans (i) have been maintained, operated and funded in all material respects in accordance with all applicable Law (including, without limitation, all applicable Tax withholding and reporting requirements and all applicable legal filings), (ii) if they are intended to qualify for special tax treatment, meet all material requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved in all material respects, as appropriate, based upon reasonable actuarial assumptions.

(l) Section 3.11(l) of the Company Disclosure Schedule sets forth a list of all Company Benefit Plans with assets containing stock or other securities issued by the Company or any Company Subsidiary.

Section 3.12 Labor and Other Employment Matters.

(a) The Company and each Company Subsidiary is in compliance in all material respects with all Laws respecting employment and employment practices, terms and conditions of employment, immigration, workers’ compensation, long term disability, occupational safety, plant closings, compensation and benefits, and wages and hours, including Title VII of the Civil Rights Act of 1964, the Equal Pay Act of 1967, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act, and the applicable rules and regulations adopted by those federal agencies responsible for the administration of such Laws (“Employment Practices”). Neither the Company nor any Company Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business consistent with past practice). To the Knowledge of the Company, as of the date of this Agreement, (i) there are no Actions pending or scheduled by any Governmental Entity pertaining to the Employment Practices of the Company or any Company Subsidiary; and (ii) no material complaints relating to Employment Practices of the Company or any Company Subsidiary have been filed with any Governmental Entity or submitted in writing to the Company or any Company Subsidiary. To the Knowledge of the Company, no event has occurred, nor does any condition or circumstance exist, that would reasonably be expected to provide a basis for the commencement of any such labor strikes, slowdowns, work stoppages, lockouts, or any similar activity or dispute. To the Knowledge of the Company, the Company and the Company Subsidiaries are not engaged, and have never been engaged, in any unfair labor practice (as defined under the National Labor Relations Act) and there is no charge or complaint against the Company or any Company Subsidiary by the National Labor Relations Board, any comparable state or foreign agency, or any individual, pending or, to the Knowledge of the Company, threatened.

(b) Except as required by Law outside of the United States, neither the Company nor any Company Subsidiary is a party to or otherwise bound by any Contract that is a collective bargaining agreement or other agreement with any labor union or labor organization, and no such Contract is presently being negotiated. To the Knowledge of the Company, there are no current and there has not been at any time during the last five years any campaigns to solicit cards from employees of the Company or any Company Subsidiary to authorize representation by any labor union or labor organization and, to the Knowledge of the

Company, there are no current and there has not been at any time during the last five years any other union organizing activities concerning any employees of the Company or any Company Subsidiary. There are no current and, to the Knowledge of the Company, there have not been any labor strikes, slowdowns, work stoppages, lockouts, or any similar activity or dispute, affecting the Company or any Company Subsidiary during the last five years.

(c) Neither the Company nor any Company Subsidiary is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees. Other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages except for possible violations or arrearages, which are not, and will not reasonably be expected to be, material in magnitude.

(d) To the Knowledge of the Company, no employee of the Company or any Company Subsidiary is in any material respect in violation of any term of any employment Contract, non-disclosure or confidentiality agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Company Subsidiary by which the individual is employed because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

(e) Except as would not reasonably be expected to result in a material Liability to the Company, the Company and each Company Subsidiary is in compliance with the Worker Readjustment and Notification Act (29 U.S.C. §2101) (the “WARN Act”) and any applicable state laws or other Laws regarding redundancies, reductions in force, mass layoffs, and plant closings, including all obligations to promptly and correctly furnish all notices required to be given thereunder in connection with any redundancy, reduction in force, mass layoff, or plant closing to affected employees, representatives, any state dislocated worker unit and local government officials, or any other Governmental Entity. Except as set forth in Section 3.12(e) of the Company Disclosure Schedule, for the past two years, neither the Company nor any Company Subsidiary has taken any action that would constitute a “mass layoff” or “plant closing” within the meaning of the WARN Act or would otherwise trigger notice requirements or Liability under any other comparable state or local law in the United States. To the Knowledge of the Company, except as set forth in Section 3.12(e) of the Company Disclosure Schedule, for the past two years, neither the Company nor any Company Subsidiary (excluding any Company Subsidiary located outside the United States that has employed during the past two years fewer than 30 employees) has taken any action that resulted in (or will result in) the termination of employment of 50 or more employees or more than 10% of the employees in any country outside of the United States during any 90 day period.

(f) Except as set forth in Section 3.12(f) of the Company Disclosure Schedule, as of the date of this Agreement, no individual who is or may become eligible to receive severance benefits under any Company Benefit Plan has terminated employment or been terminated, nor has any event occurred that could give rise to a termination event, in either case under circumstances that have given, or could give, rise to a severance obligation on the part of the Company or any Company Subsidiary under such agreement.

(g) The Company has made available to Parent a list, as of the date of this Agreement, of (i) each employee and consultant that provides services to the Company or any Company Subsidiary and the country (and state, for those located in the U.S.) in which each such employee and consultant is based and primarily performs his or her duties or services (except where the disclosure of such information would be prohibited by data privacy/protection Laws without the employee’s or consultant’s consent); and (ii) each such person’s position or title, annual base salary or wages, and date of hire (a “Worker List”). As of the date of this Agreement, no officer of the Company, a Company Subsidiary or any ERISA Affiliate has terminated or has advised the Company or any Company Subsidiary of his or her intention to terminate his or her relationship or status as an employee or consultant of the Company or the Company Subsidiary for any reason, including because of the consummation of the Transactions and, except as set forth on Section 3.12(g) of the Company Disclosure Schedule, the Company and the Company Subsidiaries have no plans or intentions as of the date of this Agreement to terminate any such employee or consultant.

(h) All current employees of the Company and any Company Subsidiary who work in the United States are, and all former employees of the Company or any Company Subsidiary (strictly qualified by the Knowledge of the Company during any time that such Company Subsidiary was not a Subsidiary of the Company) who worked in the United States whose employment terminated, voluntarily or involuntarily, within the five years prior to the Closing Date, were legally authorized to work in the United States. The Company and any Company Subsidiary have completed and retained the necessary employment verification paperwork under the Immigration Reform and Control Act of 1986 for the employees hired prior to the Closing Date.

Section 3.13 Contracts.

(a) Section 3.13(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of each Contract of the Company or any Company Subsidiary under which the Company or any Company Subsidiary has ongoing executory obligations or the ability to enforce rights thereunder and that is included within any of the following categories:

(i) all Contracts that purport to limit, curtail or restrict the right of the Company, any Company Subsidiary or any of the Company’s current or future Affiliates in any material respect (A) to engage or compete in any line of business or sell, supply, license or distribute any product or service, in each case, in any geographic area, with any Person or during any period of time (or pursuant to which a benefit or right is required to be given or would be lost as a result of so competing, engaging, selling, supplying or distributing), or (B) to solicit or hire any Person or group of Persons (other than Contracts of the Company or a Company Subsidiary with customers entered into in the ordinary course of business pursuant to which the Company or a Company Subsidiary agreed not to solicit or hire the employees of such customer);

(ii) any Contract that by its terms limits the payment of dividends or other distributions by the Company or any Company Subsidiary;

(iii) any material Contract that grants any Person other than the Company or any Company Subsidiary any (A) “most favored nation” or similar preferred pricing rights, (B) rights of first refusal, rights of first negotiation or similar rights or that materially limits the ability of the Company of any Company Subsidiary to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses, (C) right to require the Company or any Company Subsidiary to purchase all or any portion of the Company’s or a Company Subsidiary’s requirements from any third party, or similar provision or (D) obligates the Company or any Company Subsidiary to provide maintenance and/or support with respect to any discontinued Company Products or any prior version of any Company Product for more than five years following the Effective Time;

(iv) any Contract relating to the disposition or acquisition by the Company or any Company Subsidiary of any business (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) or obligating the Company or any Company Subsidiary to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person (A) that contains “earn-out” provisions or other contingent payment obligations that are payable after the date of this Agreement or (B) that contains ongoing non-competition or indemnification obligations or other ongoing obligations of the Company or any Company Subsidiary that are material to the Company and the Company Subsidiaries, taken as a whole;

(v) any Indebtedness under which the currently outstanding maximum obligation of the Company and the Company Subsidiaries is $1,000,000 or greater, whether secured or unsecured;

(vi) any Indebtedness under which the currently outstanding maximum obligation owed to the Company and the Company Subsidiaries is $5,000,000 or greater, whether secured or unsecured;

(vii) any material original equipment manufacturer, partnership, joint marketing, joint development or joint venture Contract;

(viii) any Contract relating to the settlement of any civil, administrative or judicial Action within the past five years for payments by the Company or any Company Subsidiary in excess of $1,000,000;

(ix) any (A) standstill or similar agreement restricting the Company or any Company Subsidiary from acquiring the securities of, soliciting proxies respecting, or affecting the control, of any other Person, or (B) Contract requiring the Company or any Company Subsidiary to provide any notice or information to any Person prior to considering or accepting any Acquisition Proposal or similar proposal or prior to entering into any discussions or Contract relating to any Acquisition Proposal or similar transaction;

(x) any Contract that is with a federal, state or national government or governmental agency;

(xi) each Contract that involves the performance of software development or similar consulting services by the Company or any Company Subsidiary and provides for recurring annual payments to the Company or any of the Company Subsidiaries after the date of this Agreement of $500,000 or more;

(xii) each Patent cross-license;

(xiii) any Contract with (A) a Significant Customer under which the Company recognized revenue in excess of $500,000 during the four consecutive fiscal quarter period ended September 30, 2011, (B) any supplier (other than licensors) of hosting related services provided to customers, outsourcing services relating to Company Product or service offerings or Company Software development services, where payments made or owed by the Company and the Company Subsidiaries under the Contract or any series of related Contracts exceeded $250,000 during the four consecutive fiscal quarter period ended September 30, 2011, and (C) a distributor or reseller (including as an OEM or value-added reseller) of any of the Company Products under which (together with any series of related Contracts) the Company recognized revenue in excess of $500,000 during the four consecutive fiscal quarter period ended September 30, 2011;

(xiv) except as otherwise listed in response to this Section 3.13(a), any Contract that involves payments by or to the Company or any of the Company Subsidiaries of more than $5,000,000 over the four consecutive fiscal quarter period ended September 30, 2011;

(xv) any Contract entered into on or after September 30, 2008 pursuant to which the Company or any of the Company Subsidiaries has agreed or is required to provide any third party with rights in or access to Company Source Code (including on a contingent basis), or to provide for Company Source Code to be put in escrow (other than any Contract whose terms do not differ from the Company’s standard source code escrow terms that have been provided to Parent), indicating for each such Contract whether such Contract includes use rights upon release that would expressly authorize any third party to utilize any Company Source Code other than for the limited purpose of maintaining and supporting such third party’s internal use of one or more Company Products pursuant to an end user license agreement;

(xvi) any Contract for the development for the benefit of the Company or any Company Subsidiary by any party other than the Company or a Company Subsidiary, of Software or Intellectual Property that is material to the Company and the Company Subsidiaries, taken as a whole;

(xvii) any Contract providing for indemnification of any Person with respect to material Liabilities relating to any current or former business of the Company, any of the Company Subsidiaries or any predecessor Person, other than indemnification obligations of the Company or any of the Company Subsidiaries pursuant to the provisions of a Contract entered into by the Company or any of the Company Subsidiaries in the ordinary course of business consistent with past practice or that would not reasonably be expected be material to the Company and the Company Subsidiaries, taken as a whole; and

(xviii) all other Contracts required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (other than those “material contracts” described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act) or disclosed by the Company on a Current Report on Form 8-K, whether or not so filed or disclosed.

Each Contract disclosed in Section 3.13(a) or Section 3.15 of the Company Disclosure Schedule or required to be disclosed pursuant to this Section 3.13(a) or Section 3.15 is referred to herein as a “Company Material Contract.” True and complete copies of each Company Material Contract have been made available by the Company to Parent in the electronic dataroom maintained by the Company, or publicly filed with the SEC.

(b) (i) Each Company Material Contract is a valid, binding and enforceable obligation of the Company or the Company Subsidiaries and, to the Knowledge of the Company, of the other party or parties thereto, in accordance with its terms subject to the effect of any applicable bankruptcy, insolvency (including, without limitation, all Laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally; (ii) each Company Material Contract is in full force and effect; (iii) the Company and each Company Subsidiary has in all material respects performed all obligations required to be performed by it under each Company Material Contract and, to the Knowledge of the Company, each other party to each Company Material Contract has in all material respects performed all obligations required to be performed by it under such Company Material Contract; (iv) none of the Company nor any Company Subsidiary has Knowledge of, or has received notice of, any material violation or default under any Company Material Contract; and (v) neither the Company nor any Company Subsidiary has received any written notice from any other party to any such Company Material Contract, and otherwise has no Knowledge, that such party intends to terminate prior to its stated term, or not renew any such Company Material Contract.

Section 3.14 Litigation.

(a) There is no Action pending or, to the Knowledge of the Company, threatened, other than an Action involving a claim for the payment of money in an amount equal to or less than $250,000 or that is reasonably likely to involve a claim for the payment of money in an amount equal to or less than $250,000, against or affecting the Company or any Company Subsidiary (including by virtue of indemnification or otherwise) or their respective assets or properties, or any executive officer or director of the Company or any Company Subsidiary. Section 3.14(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a list of pending Actions against the Company or any Company Subsidiary other than solely for the payment of money or involving a claim for the payment of money in excess of $250,000 or that is reasonably likely to involve a claim for the payment of money in excess of $250,000.

(b) Neither the Company nor any Company Subsidiary is subject to any material outstanding order, writ, injunction, judgment, decree or arbitration ruling, award or other finding.

(c) There are no internal investigations or internal inquiries that, since October 1, 2008, have been conducted by or at the direction of the Company Board (or any committee thereof) concerning any material financial, accounting or other misfeasance or malfeasance issues or that would reasonably be expected to lead to a voluntary disclosure or enforcement action.

Section 3.15 Intellectual Property.

(a) Section 3.15(a) of the Company Disclosure Schedule sets forth a complete and accurate list of Company Registered Intellectual Property and the owner of such Intellectual Property.

(b) All of the material Company Owned Intellectual Property is wholly and exclusively owned by the Company or a Company Subsidiary free and clear of all Liens (other than Outbound License Agreements). Except as expressly stated in Section 3.15(b) of the Company Disclosure Schedule, with respect to any material Company Owned Intellectual Property of which the Company or any Company Subsidiary is a joint owner or co-owner there are no restrictions (by Contract between the Company or any Company Subsidiary and any third party joint owner or co-owner of the applicable Company Owned Intellectual Property) on the Company’s or any Company Subsidiary’s exercise of the full scope of rights afforded a joint owner or co-owner of that type of Intellectual Property right. The foregoing representation and warranty is not intended to be a representation regarding the absence of infringement or misappropriation, which is addressed in Section 3.15(g).

(c) The Company or a Company Subsidiary owns all right, title and interest in and to or has a valid right to use each item of the Intellectual Property and Software incorporated or embedded in the current Company Products (including all Company Source Code) that is material to the business or operations of the Company or any Company Subsidiary. The foregoing representation and warranty is not intended to be a representation regarding the absence of infringement or misappropriation, which is addressed in Section 3.15(g).

(d) To the Knowledge of the Company, Section 3.15(d) of the Company Disclosure Schedule lists all material Contracts (other than licenses for Commercially Available Software, nondisclosure agreements and employee and contractor intellectual property assignment agreements) of the Company or any of the Company Subsidiaries in effect as of the date of this Agreement under which the Company or any of the Company Subsidiaries is licensed or otherwise granted rights to or in any material Company Intellectual Property or Software from a third party.

(e) Section 3.15(e) of the Company Disclosure Schedule lists all material Contracts of the Company or any Company Subsidiary in effect as of the date of this Agreement pursuant to which (i) any third party is authorized to use or is granted any material right or covenant not to assert a patent in or to any material Company Products or Company Owned Intellectual Property, other than Outbound License Agreements, (ii) the Company or any Company Subsidiary has agreed to any restriction on the right of the Company or any Company Subsidiary to enforce any Intellectual Property rights, other than Outbound License Agreements, (iii) the Company or any Company Subsidiary has agreed to limitations on the use of any Company Intellectual Property (other than Contracts under which the Company or any Company Subsidiary is licensed such Company Intellectual Property from a third party), except to the extent an Outbound License Agreement contains a non-exclusive license entered into in the ordinary course of business or (iv) the Company or any Company Subsidiary has agreed to any transfer or sale rights in or with respect to any Company Owned Intellectual Property.

(f) To the Knowledge of the Company, neither the Company nor any of the Company Subsidiaries is in breach of any of the material terms or conditions of any license to any Open Source Materials, except as would not materially affect the business or operations of the Company or any Company Subsidiary. To the Knowledge of the Company, the Company Products that link with works distributed under the GNU Lesser General Public License (“LGPL”) link to such works using a shared library mechanism, as described in the LGPL.

(g) To the Knowledge of the Company, the operation by the Company and the Company Subsidiaries of their respective businesses, including the design, development, use, import, export, manufacture, licensing, sale or other disposition of the Company Products does not (i) infringe or misappropriate the Intellectual Property rights of any Person or (ii) constitute unfair competition or trade practices under applicable Laws. To the Knowledge of the Company, neither the Company nor any Company Subsidiary has received any written notice from any third party in the 24 months before the date of this Agreement (i) claiming that such operation or any Company Product (A) infringes or misappropriates the Intellectual Property rights of any third party or (B) constitutes unfair competition or trade practices under the applicable Laws, or (ii) expressly offering to license to the Company or any Company Subsidiary third party patents in order to avoid infringement of those patents.

(h) Each material item of Company Registered Intellectual Property is subsisting and is, to the Knowledge of the Company, valid and enforceable.

(i) Neither the Company nor any Company Subsidiary has, to the Knowledge of the Company, received, in the 24 months before the date of this Agreement, any written notice of an Action challenging the legality, validity, enforceability or ownership (excluding, for the avoidance of doubt, office actions issued by Governmental Entities with respect to Registered Intellectual Property applications) (a “Dispute”) of any material Company Owned Intellectual Property. To the Knowledge of the Company, no Dispute has been threatened in writing against the Company or any Company Subsidiary in the 24 months before the date of this Agreement. To the Knowledge of the Company, neither the Company nor any Company Subsidiary has sent to a third party in the 24 months before the date of this Agreement any notice of any Dispute involving any Company Owned Intellectual Property.

(j) To the Knowledge of the Company, none of the Company, any Company Subsidiary or any other party acting with authorization on behalf of the Company has disclosed or delivered to any third party, other than escrow agents, or authorized the disclosure or delivery by any escrow agent or other third party to any third party, any Company Source Code owned by the Company or any Company Subsidiary. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, require the disclosure or delivery by the Company, any Company Subsidiary or any other party acting with authorization on behalf of Company or any Company Subsidiary to any third party, other than escrow agents, of any Company Source Code. To the Knowledge of the Company, neither the execution of this

Agreement nor the consummation of the Merger or any of the other Transactions, in and of itself, would reasonably be expected to result in the release of any Company Source Code owned by the Company or any Company Subsidiary from escrow or an obligation to grant rights to or deliver any Company Source Code to any third party.

(k) The Company and each Company Subsidiary has taken commercially reasonable measures to protect the Company’s or such Company Subsidiary’s rights in the Trade Secrets owned by the Company or such Company Subsidiary, and for any Trade Secrets owned by any other Person that have been provided to the Company or such Company Subsidiary under Contract, the Company and such Company Subsidiaries are not in material breach of the terms of such Contract with respect to the confidentiality or use of such Trade Secrets. The Company and each Company Subsidiary has, and has used in the 24 months before the date of this Agreement, commercially reasonable efforts to enforce a policy requiring all employees, consultants and contractors of the Company and each Company Subsidiary to execute Intellectual Property assignment and confidentiality agreements for the benefit of the Company or such Company Subsidiary.

(l) To the Knowledge of the Company, none of the Company Owned Intellectual Property incorporated or embedded in or embodied by any Company Product was developed by, or using funds, grants or any other subsidies from, any Governmental Entity or any university.

(m) To the Knowledge of the Company, neither the Company nor any Company Subsidiary is subject to any agreement with any standards bodies that would obligate the Company or any Company Subsidiary to grant licenses, covenants not to assert patents, or other similar rights to any material Company Owned Intellectual Property.

(n) To the Knowledge of the Company, neither the Company nor any Company Subsidiary has any Contract that will cause as a result of this Agreement or the consummation of the Transactions: (i) Parent, any Parent Subsidiary, the Company or any Company Subsidiary to grant to any Person any right to or with respect to any Intellectual Property or Software owned by, or licensed to, Parent, any Parent Subsidiary, the Company or any Company Subsidiary, or (ii) Parent, any Parent Subsidiary, the Company or any Company Subsidiary being obligated to pay any royalties or other material amounts to any Person in excess of those payable by any of them, respectively, in the absence of this Agreement or the consummation of the Transactions, provided, that each of clauses (i) and (ii) shall not, under any circumstances, include any obligations to which Parent or any Parent Subsidiary was bound by or subject to prior to the Effective Time.

Section 3.16 Tax Matters.

(a) The Company and each Company Subsidiary has timely filed with the appropriate taxing authorities all material Tax Returns required to be filed. All such Tax Returns are complete and accurate in all material respects. All Taxes due and owing by the Company and the Company Subsidiaries (whether or not shown on any Tax Return) have been paid.

(b) The unpaid Taxes of the Company and the Company Subsidiaries did not, as of the date of the Most Recent Balance Sheet, exceed the reserve for Tax Liability set forth in the Most Recent Balance Sheet. Since the date of the Most Recent Balance Sheet, neither the Company nor any of the Company Subsidiaries has incurred any Liability for Taxes as a result of transactions entered into outside the ordinary course of business consistent with past practice or otherwise inconsistent with past custom or practice.

(c) No deficiencies for material Taxes against any of the Company and the Company Subsidiaries have been claimed, proposed or assessed in writing by any Governmental Entity, except for delinquencies that have been paid or otherwise resolved or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP. There are no pending or, to the Knowledge of the Company, threatened audits, assessments or other actions for or relating to any Liability in respect of Taxes of the Company or any Company Subsidiary. The U.S. federal income Tax Returns of the Company and the Company Subsidiaries through the taxable year ended September 30, 2007 have been examined and closed or are Tax Returns with respect to which the period for assessment has expired. Neither the Company nor any of the Company Subsidiaries has granted any currently effective waiver of any statute of limitations in respect of Taxes.

(d) There are no Liens for Taxes other than Permitted Liens upon any of the assets of the Company or any of the Company Subsidiaries.

(e) There are no Tax-sharing agreements or similar arrangements (including Tax indemnity arrangements) with respect to or involving any of the Company or any Company Subsidiary, other than such an agreement exclusively between or among any of the Company and the Company Subsidiaries.

(f) Neither the Company nor any of the Company Subsidiaries (i) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which was the Company) or (ii) has any Liability for the Taxes of any Person (other than Taxes of the Company or any of the Company Subsidiaries) (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (B) by reason of being a transferee or successor of such Person, (C) by Contract, or (D) otherwise.

(g) To the Knowledge of the Company, each of the Company and the Company Subsidiaries has withheld and paid all Taxes and other amounts required by Law to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party. The Company and the Company Subsidiaries has withheld and paid all such Taxes and other amounts that are material.

(h) Neither the Company nor any Company Subsidiary has distributed the stock of any corporation in a transaction intended to satisfy the requirements of Section 355 of the Code.

(i) Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(j) Neither the Company nor any Company Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k) No claim has been made in writing by a taxing authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is or may be subject to taxation by that jurisdiction.

(l) Neither the Company nor any Company Subsidiary (i) is a party to or bound by any advance pricing agreement or other agreement or ruling relating to Taxes with any Tax authority, (iii) has requested a private letter ruling from the IRS or comparable rulings from other Taxing authority, or (iii) has entered into any “closing agreement” as described in Section 7121 of the Code (or any material agreement under any corresponding or similar provision of state or local Tax Law).

(m) Neither the Company nor any Company Subsidiary (i) has any unrecaptured overall foreign loss within the meaning of Section 904(f) of the Code or (ii) has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code.

(n) From and after the Effective Time, neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any (i) adjustment pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign Law by reason of a change in accounting method occurring on or prior to the Effective Time, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law relating to Taxes) entered into prior to the Effective Time or (iii) installment sale or open transaction occurring on or prior to the Effective Time.

(o) To the Knowledge of the Company, the Company and the Company Subsidiaries are in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday, or other Tax reduction agreement or Order that applies to any of them, and no Tax exemption, Tax holiday, or Order that applies to any of the Company and the Company Subsidiaries will be adversely affected by the Transactions.

Section 3.17 Insurance. Except as contemplated by Section 5.08(c), the Company has made available to Parent true and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets and operations of the Company and the Company Subsidiaries (the “Insurance Policies”). Each of the Insurance Policies is in full force and effect, all premiums due thereon have been paid in full and the Company and the Company Subsidiaries are in compliance in all material respects with the terms and conditions of such Insurance Policies. Since December 31, 2010, none of the Company or any Company Subsidiary has received any notice or other communication regarding any actual or possible (i) cancellation of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage, (ii) invalidation of any Insurance Policy, (iii) refusal of any coverage, limitation in coverage or rejection of any material claim under any Insurance Policy, or (iv) material adjustment in the amount of the premiums payable with respect to any Insurance Policy. There is no material claim by the Company or any Company Subsidiary pending, and none of the Company nor any Company Subsidiary has notified the underwriters of potential material claims, under any of the Insurance Policies and no material claim made since December 31, 2010, in the case of any pending claim, has been questioned or disputed by the underwriters of such Insurance Policies.

Section 3.18 Properties and Assets.

(a) The Company and the Company Subsidiaries have good and valid title to, or in the case of leased property and leased tangible assets, valid leasehold interests in, all of its material real properties and tangible assets. All such material assets and real properties, other than assets and real properties in which the Company or any of the Company Subsidiaries has leasehold interests, are free and clear of all Liens, except for Permitted Liens.

(b) Neither the Company nor any Company Subsidiary owns or ever owned any real property.

(c) Section 3.18(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, (i) a true and complete list of all real property leased, subleased or otherwise occupied by the Company or any of the Company Subsidiaries listed on Section 3.18(c) of the Company Disclosure Schedule (collectively, the “Leased Real Property”), (ii) the address for each Leased Real Property, (iii) a true and complete list of the material applicable leases, subleases or other agreements therefor involving payments by the Company or a Company Subsidiary in excess of $250,000 in any year (the “Lease Agreements”) and any and all amendments, modifications, side letters relating thereto and (iv) the current rent amounts payable by the Company or any Company Subsidiary related to each material Leased Real Property. No Person other than the Company or a Company Subsidiary has any right (whether by lease, sublease, license or otherwise) to use or occupy all or any portion of the Leased Real Property.

(d) The Company and the Company Subsidiaries have a valid and existing interest in the Leased Real Property, and the Company and the Company Subsidiaries enjoy peaceful and undisturbed possession of the Leased Real Property. The Leased Real Property constitutes all of the real property used by the Company and the Company Subsidiaries in the operation of the business of the Company and the Company Subsidiaries, and such Leased Real Property is sufficient for the conduct of the business of the Company and the Company Subsidiaries as currently conducted. Neither the Company nor any Company Subsidiary has received any written notice from any Governmental Entity with respect to the ownership, lease, occupancy or use of the Leased Real Property that might materially and adversely affect the rights of the Company or any Company Subsidiary or constitute a violation of Laws applicable to the Leased Real Property. Neither the Company nor any Company Subsidiary has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending, and, to the Knowledge of the Company, there are no such proceedings threatened, affecting any portion of the Leased Real Property and neither the Company nor any Company Subsidiary has received written notice of the existence of any outstanding Order or of any pending Action, and, to the Knowledge of the Company, there is no such Order or Action threatened, relating to the ownership, lease, use, occupancy or operation by any Person of the Leased Real Property.

Section 3.19 Opinion of Financial Advisor. The Company Board has received the Fairness Opinion. The Company shall provide a true and complete signed copy of the Fairness Opinion to Parent for information purposes as soon as practicable after the date of this Agreement. The Company has obtained the authorization of the Company Financial Advisor to permit the inclusion of the Fairness Opinion in its entirety and references thereto in the Proxy Statement.

Section 3.20 Information in the Proxy Statement. The Proxy Statement, if any (and any amendment thereof or supplement thereto), at the date mailed to the Company’s stockholders and at the time of the Special Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub in writing expressly for inclusion in the Proxy Statement. The Proxy Statement will comply in all material respects with the provisions of the Exchange Act and any other applicable federal securities laws.

Section 3.21 Required Vote. The affirmative vote of the holders of a majority of the outstanding Shares in favor of the adoption of this Agreement is the only vote required to adopt or approve this Agreement and to consummate the Transactions, including the Merger (the “Company Stockholder Approval”). No other vote of holders of any capital stock or other Equity Interests of the Company is required by Law or otherwise in order for the Company or any Company Subsidiary to consummate the Merger and the other Transactions.

Section 3.22 Absence of Indemnifiable Claims. As of the date of this Agreement, there are no pending claims for any director or officer of the Company or any Company Subsidiary to indemnification by the Company or such Company Subsidiary under applicable Law, the Company Certificate, the Company Bylaws, the governing documents of such Company Subsidiary or any insurance policy or Contract maintained by the Company or such Company Subsidiary.

Section 3.23 Customers. As of the date of this Agreement, the Company has no Knowledge of any outstanding material disputes concerning any Company Products or any services provided by the Company or any Company Subsidiary with respect thereto with any customer who, in the four consecutive quarters ended September 30, 2011, was one of the 25 largest sources of recognized revenues for the Company and the Company Subsidiaries on a consolidated basis (each, a “Significant Customer”). Section 3.23 of the Company Disclosure Schedule sets forth a complete and accurate list of the names of each Significant Customer, showing the total revenue recognized by the Company from each Significant Customer during the four consecutive quarters ended September 30, 2011. As of the date of this Agreement, the Company has not received any written notice or other formal written communication from any Significant Customer that such customer will not continue as a customer of the Company or any Company Subsidiary after the Effective Time or that any such customer intends to terminate or materially modify existing Contracts or arrangements with Company or any Company Subsidiary.

Section 3.24 Privacy.

(a) The Company and each Company Subsidiary has (i) to the Knowledge of the Company, complied in all material respects with its respective published privacy policies and all applicable Privacy and Security Laws, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure and use of personally identifiable information (including personally identifiable information of employees, contractors, and third parties who have provided information to the Company or any Company Subsidiary) and (ii) taken commercially reasonable measures to ensure that personally identifiable information is protected against loss, damage, and unauthorized access, use, modification, or other misuse. To the Knowledge of the Company, there has been no loss, damage, or unauthorized access, use, modification, or other misuse of any such information by the Company, any Company Subsidiary or any of their respective employees or contractors.

(b) As of the date of this Agreement, no Person (including any Governmental Entity) has made any claim or commenced any Action with respect to loss, damage, or unauthorized access, use, modification, or other misuse of any personally identifiable information by the Company, any Company Subsidiary or any of their respective employees or contractors and, to the Knowledge of the Company, there is no reasonable basis for any such claim or Action. The execution, delivery and performance of this Agreement and the consummation of the Merger complies (and the disclosure to and use by the Surviving Corporation and Parent and its Affiliates of such information after the Effective Time will comply) with the Company’s and each Company Subsidiary’s applicable privacy policies and with all Privacy and Security Laws (including any such Laws in the jurisdictions where the applicable information is collected) in all material respects. To the Knowledge of the Company, the Company and each Company Subsidiary has at all times made all disclosures to, and obtained any necessary consents from, users, customers, employees, contractors and other applicable Persons required by applicable Privacy and Security Laws and has filed any required registrations with the applicable data protection authority.

Section 3.25 Government Contracts Matters.

(a) The Company and each Company Subsidiary have complied in all material respects with all applicable Laws with respect to all Government Contracts and Government Bids.

(b) All facts set forth in or acknowledged by the Company or any Company Subsidiary in any certification, representation or disclosure statement submitted by the Company or any Company Subsidiary with respect to any Government Contract or, to the Knowledge of the Company, any Government Bid were current, accurate and complete in all material respects as of the date indicated in such submission or as of such other date as required by the Government Contract or, to the Knowledge of the Company, any Government Bid.

(c) None of the Company nor any Company Subsidiary, and, to the Knowledge of the Company, no current employee of the Company or any Company Subsidiary, has been debarred or suspended from doing business with any Governmental Entity, or, to the Knowledge of the Company, threatened with debarment or suspension by any Governmental Entity (or by the relevant contracting official of such entity), or been informed in writing that any actions by the Company or any Company Subsidiary could result in debarment or suspension by any Governmental Entity, and, to the Knowledge of the Company, no circumstances exist that would warrant the institution of debarment or suspension proceedings against the Company, any Company Subsidiary or any employee of the Company or any Company Subsidiary.

(d) No negative determination of responsibility has been issued or, to the Knowledge of the Company, threatened in writing against and provided to the Company or any Company Subsidiary in connection with any Government Contract or Government Bid.

(e) In each case in which the Company or any Company Subsidiary has delivered or otherwise provided any technical data, Software or other Intellectual Property to any Governmental Entity in connection with any Government Contract, the Company or such Company Subsidiary has provided such technical data, computer software and other Intellectual Property solely as a “commercial item” pursuant to the Company’s commercial terms and conditions.

Section 3.26 Brokers and Fees. Except for the Company’s obligations to the Company Financial Advisor, neither the Company nor any Company Subsidiary or any director or officer of the Company or any Company Subsidiary, has incurred or will incur on behalf of the Company or any Company Subsidiary, any brokerage, finders’, advisory or similar fee in connection with the Transactions, including the Merger. The Company has heretofore made available to Parent true and complete copies of all agreements with the Company Financial Advisor pursuant to which such firm would be entitled to any payment or commission relating to the Merger or any other Transactions.

Section 3.27 Related Party Transactions. Except as set forth in the Company SEC Documents filed prior to the date of this Agreement, there are no outstanding amounts payable to or receivable from, or advances by the Company or any Company Subsidiary to, and neither the Company nor any Company Subsidiary is otherwise a creditor or debtor to, or party to any Contract or transaction with, any holder of 5% or more of the Shares or any director, officer, employee or Affiliate of the Company or any Company Subsidiary, or to any relative of any of the foregoing, except for employment or compensation agreements or arrangements with directors, officers and employees made in the ordinary course consistent with past practice.

Section 3.28 Subsidies. Section 3.28 of the Company Disclosure Schedule sets forth a list of all material grants, subsidies and similar arrangements directly or indirectly between or among the Company or any Company Subsidiary, on the one hand, and any Governmental Entity or any Person, on the other hand. Except as set forth on Section 3.28 of the Company Disclosure

Schedule, neither the Company nor any Company Subsidiary has entered into any material grant, subsidy or similar arrangement directly or indirectly from or with any Governmental Entity or any other Person.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.01 Organization and Qualification. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted and is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to have such corporate power and authority or be so qualified or in good standing has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.02 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, including the Merger. Other than the approval of the principal terms of the Merger by Parent as Merger Sub’s sole stockholder (which will be effected immediately following execution of this Agreement), the execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions, including the Merger, have been duly and validly authorized by all necessary corporate action on behalf of each of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub and no stockholder votes are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including, without limitation, all Laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in an Action at law or in equity).

Section 4.03 No Conflict; Required Filings and Consents. None of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation by Parent and Merger Sub of the Merger or any other Transaction, or Parent’s or Merger Sub’s compliance with any of the provisions of this Agreement will (with or without notice or lapse of time, or both):

(a) (i) conflict with or violate the certificate of incorporation or bylaws of Parent or Merger Sub; (ii) conflict with or violate any Law applicable to Parent or Merger Sub or any other Subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) or by which any of their respective properties is bound or affected; or (iii) result in any material violation or breach of, or constitute a material default (or an event that with notice or lapse of time or both would become a material default) or impair Parent or Merger Sub’s or any Parent Subsidiaries’ rights or alter their respective obligations or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, payment, acceleration or cancellation, pursuant to any material Contract or permit of Parent, Merger Sub or any of the Parent Subsidiaries, or (iv) result in the creation of a Lien on any of the properties or assets (including intangible assets) of Parent, Merger Sub or any Parent Subsidiary, except, in each case, for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, have not had a Parent Material Adverse Effect; or

(b) require any consent, approval, waiting period termination or expiration, Order, license, authorization, declaration or permit of, or filing or registration with or notification to, any Governmental Entity, except (i) the applicable requirements, if any, of the Securities Act and the Exchange Act, including the filing of the Proxy Statement relating to the adoption by the stockholders of the Company of this Agreement, (ii) the filing and recordation of the Certificate of Merger or other documents as required by the DGCL, (iii) compliance with any applicable requirements of the HSR Act and the requirements of other applicable Antitrust Laws set forth in Section 3.04(b) of the Company Disclosure Schedule, (iv) such filings as may be required under the rules and regulations of the New York Stock Exchange, the NYSE Euronext or the Frankfurt Stock Exchange, (v) such consents, approvals, Orders, licenses, authorizations, registrations, declarations, permits, filings and notifications as may be required under state or foreign securities Laws and (vi) such other consents, approvals, Orders, registrations, licenses, authorizations, declarations, permits, filings or notifications which, if not obtained or made, would not have a Parent Material Adverse Effect.

Section 4.04 Litigation. There is no Action pending or, to the Knowledge of Parent, threatened, against Parent, Merger Sub or any Parent Subsidiary challenging the validity or propriety of the Transactions, which, if adversely determined, would, either individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.05 Ownership of Shares. Neither Parent nor Merger Sub is, nor at any time during the last three years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

Section 4.06 Sufficient Funds. Parent and Merger Sub will have all of the funds available as and when needed that are necessary to consummate the Merger and to perform their respective obligations under this Agreement.

Section 4.07 Ownership of Merger Sub; No Prior Activities.

(a) Merger Sub was formed solely for the purpose of engaging in the Transactions. Parent owns directly all of the issued and outstanding shares of capital stock and other Equity Interests of Merger Sub.

(b) Except for Liabilities incurred and activities undertaken in connection with its incorporation or organization and the Transactions, Merger Sub has not and will not prior to the Closing Date have incurred, directly or indirectly, through any Subsidiary or Affiliate, any Liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 4.08 Information in the Proxy Statement. The information supplied by Parent and Merger Sub for inclusion in the Proxy Statement, if any (and any amendment thereof or supplement thereto), at the date mailed to the Company’s stockholders and at the time of the Special Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made therein based on information supplied by the Company in writing for inclusion in the Proxy Statement.

ARTICLE V

COVENANTS

Section 5.01 Conduct of Business by the Company Pending the Closing.

(a) The Company agrees that, between the date of this Agreement and the earliest of the Effective Time and the valid termination of this Agreement pursuant to Section 7.01, except as set forth in Section 5.01 of the Company Disclosure Schedule, expressly permitted by any other provision of this Agreement or as required by Law, unless Parent shall otherwise agree in writing (which agreement may not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each Company Subsidiary to, conduct its operations only in the ordinary course of business consistent with past practice, comply, in all material respects, with the requirements of all Laws applicable to the Company or a Company Subsidiary, maintain all material Company Permits, and use commercially reasonable efforts to keep available the services of its and the Company Subsidiaries’ officers and key employees. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.01 of the Company Disclosure Schedule, as expressly permitted by any other provision of this Agreement or as required by Law, the Company shall not, and shall cause each Company Subsidiary to not, between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with its terms, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent, except as provided in Section 5.01(b):

(i) amend or otherwise change the Company Certificate or Company Bylaws or any Company Subsidiaries’ certificate of incorporation or bylaws or equivalent organizational documents;

(ii) issue, deliver, sell, pledge, dispose of, grant, transfer or otherwise subject to any Lien, or authorize the issuance, delivery, sale, pledge, disposition, grant, pledge, or subjection to any Lien of, any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other

Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract rights), of the Company or any Company Subsidiary, other than (x) upon the exercise or settlement of Company Options, Company Restricted Stock, Company RSUs, Company Performance RSUs or any similar or related Contract issued under the Company Equity Plans that are outstanding on the date of this Agreement solely in accordance with their terms and (y) pursuant to, and in accordance with, the ESPP or the 401(k) Plan;

(iii) sell, lease, license, transfer or otherwise dispose of, pledge, mortgage or otherwise encumber or subject to any Lien (other than a Permitted Lien), any Company Intellectual Property or Software or any other material properties or assets (including Equity Interests of a Company Subsidiary), except (A) licenses, distribution or sale of the Company Products or services to customers in the ordinary course of business, (B) transfers among the Company and its directly or indirectly wholly-owned Company Subsidiaries, or (C) any Outbound License Agreement, in each case, excluding entering into any Extraordinary Reseller Agreement or Extraordinary Hosting Agreement;

(iv) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than dividends paid by a wholly-owned Company Subsidiary to the Company or another wholly owned Company Subsidiary in the ordinary course of business consistent with past practice) or enter into any agreement with respect to the voting or registration of its capital stock;

(v) (A) redeem, purchase or otherwise acquire any outstanding Equity Interests of the Company or any Company Subsidiary, except in connection with the exercise or settlement of any Company Option, Company Restricted Stock, Company RSUs, Company Performance RSUs or any similar or related Contract issued under the Company Stock Option Plans that are outstanding on the date of this Agreement and solely in accordance with their terms as of the date of this Agreement and consistent with past practice; or (B) reclassifiy, combine, split, subdivide, adjust or amend the rights of, any Equity Interests of the Company or any Company Subsidiary;

(vi) merge or consolidate the Company or any Company Subsidiary with any third party or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any material Company Subsidiary;

(vii) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof, or any assets (other than acquisitions of assets or entities in the ordinary course of business consistent with past practice);

(viii) incur, create, assume or otherwise become liable for any Indebtedness, including through borrowings under any of the Company’s existing credit facilities, except to the extent that the aggregate amount of such Indebtedness does not exceed $5,000,000, or issue or sell options, warrants, calls or other rights to acquire any Indebtedness of the Company or any of the Company Subsidiaries, or take any action that would result in any amendment, modification or change of any term of any Indebtedness of the Company or any of the Company Subsidiaries;

(ix) repurchase, prepay or amend or modify the terms of any Indebtedness of the Company or any Company Subsidiary;

(x) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any Person other than in or to a direct or indirect wholly-owned Company Subsidiary in the ordinary course of business and consistent with the Company’s past practice;

(xi) make, commit to or authorize any capital expenditures that (A) involve the purchase of real property or (B) are in excess of 150% of the Company’s projected capital expenditures as disclosed in Section 5.01(a)(xi) of the Company Disclosure Schedule and in the ordinary course of business;

(xii) except to the extent required by non-voluntary or non-discretionary (A) provisions of applicable Law, (B) terms of any Company Benefit Plan described in Section 3.11(a) of the Company Disclosure Schedule as in effect on the date of this Agreement, or (C) commitments under Contracts of the Company or any Company Subsidiary with respect to severance or termination pay in existence on the date of this Agreement that are disclosed in Section 5.01(a)(xii) of the Company Disclosure Schedule: (I) increase the compensation or benefits payable or to become payable to its directors, officers, employees, independent contractors or consultants (except for increases of base salaries and target bonuses for employees and contracting rates for independent contractors and consultants in the ordinary course of business consistent with past practice in base salaries or target bonuses of employees that are not at the level of vice president or higher that do not result in a material increase in the aggregate compensation or benefits of the Company and the Company Subsidiaries taken as a whole); (II) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or employee of the Company or any Company Subsidiary (provided that the Company and the Company Subsidiaries may do so in connection with new hires below the level of vice president pursuant to severance policies in place as of the date of this Agreement), or establish, adopt, enter into or amend any collective bargaining agreement, any similar labor agreement or any Company Benefit Plan, or in any other way secure the payment of, compensation or benefits under any Company Benefit Plan; (III) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined; (IV) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan, Company Stock Option Plan or any agreement evidencing any outstanding Company Option, Company Restricted Stock, Company RSU, Company Performance RSU or any similar or related Contract; (V) terminate the employment of any employee at the level of senior vice president or higher other than for “cause”; or (VI) announce, implement or effect any reduction in force, lay-off, early retirement program, or other program or effort concerning the termination of employment of employees of the Company or any of the Company Subsidiaries;

(xiii) hire any Person for employment with the Company or any Company Subsidiary at a level of vice president or higher (provided, that the Company and the Company Subsidiaries may hire any Person for employment at the vice president level to fill any currently existing vice president position that becomes vacant after the date hereof);

(xiv) communicate in a writing that is intended for broad dissemination to the Company’s employees regarding compensation, benefits or other treatment they will receive in connection with or following the Merger, unless any such communications are consistent with prior directives or documentation provided to the Company by Parent (in which case, the Company shall provide Parent with prior notice of and the opportunity to review and comment upon any such communications);

(xv) make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by GAAP, applicable Law or regulatory guidelines (in each case following consultation with the Company’s independent auditor);

(xvi) waive, relinquish, release, grant, transfer or assign any right with a value of more than $2,000,000 in any individual case or series of related cases or $7,500,000 in the aggregate; provided that actions that are addressed by another subsection of this Section 5.01(a) shall not count towards such amounts;

(xvii) pay, discharge, compromise, settle or satisfy any Actions in excess of $2,000,000 in any individual case or series of related cases or $10,000,000 in the aggregate, other than (I) as required by their terms as in effect on the date of this Agreement, (II) claims reserved against in the Most Recent Balance Sheet (for amounts not in excess of such reserves), or (III) claims incurred since the date of the Most Recent Balance Sheet in the ordinary course of business consistent with past practice, provided that, in the case of each of (I), (II) or (III), the payment, discharge, settlement or satisfaction of such Action does not include any obligation (other than the payment of money) to be performed by the Company or any Company Subsidiary, and provided further that the amount of any payment for which the Company receives indemnity reimbursement from an escrow fund established pursuant to an acquisition shall not count towards the settlement thresholds set forth above;

(xviii) (A) make, change or revoke any material Tax election, change any annual Tax accounting period or change any method of Tax accounting, (B) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law), or enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, (C) settle or compromise any material Liability with respect to Taxes or audit or assessment related to Taxes or surrender any claim for a refund of Taxes (including any such refund to the extent it is used to offset or otherwise reduce Tax Liability), (D) file any amended Tax Return or file any claim for Tax refunds, (E) consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect of Taxes or (F) other than in the ordinary course of business and consistent with past practice, take any action that voids, lessens or impedes the use or value of any Tax incentives, Tax credits, Tax losses, deferred Tax assets or other favorable Tax benefit;

(xix) write up, write down or write off the book value of any assets, in an amount in excess of $2,000,000 in the aggregate, except (A) for depreciation and amortization in accordance with GAAP consistently applied or (B) as otherwise required under GAAP;

(xx) convene any meeting (or any adjournment thereof) of the stockholders of the Company other than a stockholder meeting to adopt this Agreement and approve the Merger, unless such a meeting is required by applicable Law;

(xxi) take any action to exempt or make not subject to (A) the provisions of Section 203 of the DGCL or (B) any other Takeover Law, any Person (other than Guarantor, Parent, Merger Sub or any Parent Subsidiary) or any action taken thereby, which Person or action would otherwise have been subject to the restrictive provisions thereof and not exempt therefrom;

(xxii) (A) enter into a new Contract with a Restricted Contract Term, (B) modify, amend or renew an existing Contract to add a new Restricted Contract Term or expand or increase the term or scope of a Restricted Contract Term, (C) fail to enforce rights under a Restricted Contract Term in any material respect, (D) terminate rights of the Company or any Company Subsidiary under a Restricted Contract Term other than for material breach by the other party or upon the expiration of the term thereof, (E) enter into a Lease Agreement involving payments by the Company and/or a Company Subsidiary of more than $2,000,000 per year or with a minimum term of more than 10 years, (F) enter into any Extraordinary Reseller Agreements or Extraordinary Hosting Agreements or (G) enter into any Contract that would be breached by, or require the consent of any other Person in order to continue in full force following, or that would result in a right of termination, acceleration or increase in benefits to any Person thereunder upon consummation of the Transactions (other than entering into new amendments or orders under Contracts in effect as of the date of this Agreement, in each case, in the ordinary course of business consistent with past practice);

(xxiii) except as set forth in Section 3.26 and Section 3.26 of the Company Disclosure Schedule, pay any fees or expenses of accountants, brokers, financial advisors, consultants, legal counsel and other Persons retained by or on behalf of the Company or any of the Company Subsidiaries, or any of their respective officers and directors in their capacity as officers and directors, that are discretionary, in the nature of a bonus payment or other amounts in excess of standard billing amounts;

(xxiv) with respect to material Company Intellectual Property, (A) encumber, impair, abandon, fail to diligently maintain, transfer or otherwise dispose of any right, title or interest of the Company or any of the Company Subsidiaries in any Company Intellectual Property (other than in the ordinary course of business consistent with past practice in connection with (1) the development of any of the Company Products, (2) the license, distribution or sale of any of the Company Products or services to customers, (3) any Outbound License Agreement, or (4) the abandonment of any Intellectual Property which the Company, in its good faith business judgment, believes is not material, which, in each case, excludes entering into any reseller or hosting agreement under which the Company or any Company Subsidiary will distribute software to a third party), or (B) divulge, furnish to or make accessible any material Trade Secrets within the Company Intellectual Property to any Person who is not subject to an enforceable written obligation to maintain the confidentiality of such Trade Secrets; or

(xxv) agree in writing or otherwise to take any of the actions described in the foregoing clauses of this Section 5.01.

(b) The Company shall be permitted to request consent from Parent and Merger Sub (which shall not be unreasonably withheld, delayed or conditioned) with respect to the actions proscribed in clauses (viii), (xi), (xii), (xiii), (xvi), (xvii), (xviii)(C), (xviii)(D) and (xxii) of Section 5.01(a) by delivering written notice (including by electronic mail) of such request to any of the individuals specified on Section 5.01(b) of the Company Disclosure Schedule with a copy to counsel for Parent and counsel to the Company (it being understood and agreed that, for the purposes of this Section 5.01, if Parent or Merger Sub does not respond to any request for consent within 10 Business Days after the Company delivers such request to each of Parent and Merger Sub and Parent counsel’s (including at the email addresses set forth on Section 5.01(b) of the Company Disclosure Schedule (or such other email address(es) as Parent or Merger Sub shall specify in a notice delivered in accordance with respect to Section 8.03)), Parent or Merger Sub shall be deemed to have provided its prior written consent to the taking of such action upon and under the circumstances described in such request and only as to the specific instances subject to such request).

Section 5.02 Access to Information; Confidentiality.

(a) From the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, the Company shall, and shall cause each Company Subsidiary to and shall cause each of their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives, (collectively, the “Company Representatives”) to: (i) provide to Parent, Merger Sub and Guarantor and their respective officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, the “Parent Representatives”) reasonable access, at reasonable times, upon prior notice to the officers, employees, agents, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof (including Tax Returns, but other than confidential information contained in personnel files to the extent the disclosure of such information is prohibited by Privacy and Security Laws), (ii) furnish as promptly as reasonably practicable such information concerning the business, properties, Contracts, assets, Liabilities, Personnel and other aspects of the Company and the Company Subsidiaries as Parent or the Parent Representatives may reasonably request, (iii) reasonably cooperate with Parent and the Parent Representatives in connection with the arrangement of any financing to be consummated in order to fund the payment of the aggregate Merger Consideration and Parent’s other obligations under this Agreement; provided, however, that with respect to clause (iii), (w) any information regarding the Company or any of the Company Subsidiaries contained in any materials, offering documents, private placement memoranda, bank information memoranda, prospectuses, business projections and similar documents in connection with the arrangement of any such financing (other than any such information that has been previously disclosed publicly by the Company) shall be subject to the prior review and approval of the Company, (x) none of the Company, any Company Subsidiary or any Company Representative shall be required to incur any Liability with respect to the arrangement or, or incurrence of any Indebtedness with respect to, such financing prior to the Effective Time or require the Company or any Company Subsidiary to enter into or approve any financing or purchase agreement for such financing prior to the Effective Time, (y) securing any such financing or any portion thereof, on terms and conditions satisfactory to Parent or Merger Sub or otherwise, shall not constitute a condition of Parent’s or Merger Sub’s obligation to consummate the Merger or perform any of their other respective obligations hereunder and (z) such cooperation shall not unreasonably interfere with the ongoing business or operations of the Company and the Company Subsidiaries and (iv) perform, and to cooperate with Parent in performing, a review and scan of the Company’s and the Company Subsidiaries’ Software and to evaluate and address issues that arise in connection with such, scan review and evaluation. None of the Company, any Company Subsidiary or any Company Representative shall be required to provide access to or to disclose information where such access or disclosure would contravene any applicable Law or Contract of the Company or any Company Subsidiary or would reasonably be expected to violate or result in a loss or impairment of any attorney-client or work product privilege, provided, however, that in the event that the Company does not provide access or information in reliance on this sentence, the Company shall promptly notify Parent and use its reasonable best efforts to, as promptly as practicable, as the case may be and except as otherwise provided in Section 5.02(a) of the Company Disclosure Schedule, (x) obtain any necessary clearance or consent in order to permit such access or disclosure and (y) provide such access or communicate such information to Parent (including through the Parent Representatives) in a way that would not violate the applicable Law or Contract or waive any such a privilege. In furtherance of the foregoing, no information identifying individual employees or consultants of the Company or any Company Subsidiary or protected personal information regarding such employees or consultants will be disclosed under this Agreement (including in the Company Disclosure Schedule) in respect of employees or consultants that are employed (or were employed and remain domiciled) in any country that has enacted legislation implementing the Data Privacy Directive of the European Union or similar legislation, except to the extent permitted by a contractual undertaking entered into by Company, Parent and Merger Sub regarding the maintenance of privacy of such data in a form reasonably necessary to effect compliance with such legislation. No investigation conducted pursuant to this Section 5.02(a) shall affect or be deemed to qualify, modify or limit any representation or warranty made by the Company in this Agreement.

(b) Except as expressly prohibited by applicable Law, within 10 Business Days prior to the Effective Time, solely to the extent the directors and officers of the Company and the Company Subsidiaries differ from those listed in Section 3.01(c) of the Company Disclosure Schedule, the Company shall provide Parent with a true and complete list of any changes to the directors and officers of the Company and each Company Subsidiary, as of such date.

(c) With respect to the information disclosed pursuant to this Section 5.02, Parent and Merger Sub shall comply with, and shall cause the Parent Representatives to comply with, all of its obligations under the Confidentiality Agreement, dated as of April 2, 2012, by and between the Company and Guarantor (the “Confidentiality Agreement”); provided that Parent and Guarantor shall be entitled to share any Evaluation Material (as defined in the Confidentiality Agreement) and otherwise discuss consideration of the Transactions with potential financing sources and the Confidentiality Agreement shall be deemed amended to include such financing sources within the meaning of Representatives (as such term is defined in the Confidentiality Agreement) of Parent.

Section 5.03 No Solicitation of Transactions.

(a) Subject to Section 5.03(b), Section 5.03(d) and Section 5.03(e), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the Effective Time, or, if earlier, the termination of this Agreement in accordance with Section 7.01, the Company and the Company Subsidiaries shall not, and the Company shall direct and use its reasonable best efforts to cause the Company Representatives not to, and shall not authorize or knowingly permit the Company Representatives to, directly or indirectly:

(i) initiate, solicit or knowingly encourage or knowingly induce (including by way of providing information relating to the Company or the Company Subsidiaries or affording access to the business or properties of the Company) the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or otherwise cooperate with or assist or participate in or knowingly facilitate the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry,

(ii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal or Acquisition Inquiry (for avoidance of doubt, it being understood that the foregoing shall not prohibit the Company or the Company Representatives from making such Person aware of the restrictions of this Section 5.03 in response to the receipt of an Acquisition Proposal),

(iii) approve, endorse or recommend to the Company’s stockholders, or publicly propose to approve, endorse or recommend to the Company’s stockholders, any Acquisition Proposal,

(iv) withdraw, change, amend, modify or qualify or publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (any action taken by the Company Board set forth in the foregoing clause (iii) or this clause (iv), a “Change of Board Recommendation”),

(v) enter into any merger agreement, letter of intent, term sheet, agreement in principle, memorandum of understanding, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract constituting or relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or enter into any Contract requiring the Company to abandon, terminate or fail to consummate the Transactions, or resolve or agree to take any of the foregoing actions, or

(vi) terminate, waive, amend or modify any provision of, or grant permission under, any standstill, confidentiality agreement or similar Contract to which the Company or any Company Subsidiary is a party.

Upon the execution of this Agreement, the Company shall immediately cease and cause to be terminated any solicitation, knowing encouragement, discussion or negotiation with any Persons, conducted prior to the execution of this Agreement, by the Company, the Company Subsidiaries or any of the Company Representatives with respect to any Acquisition Proposal or Acquisition Inquiry. Promptly after the execution and delivery of this Agreement, the Company shall use its reasonable best efforts to cause to be returned or destroyed all confidential information provided by or on behalf of the Company or any Company Subsidiary to such Person prior to the date of this Agreement.

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time following the date of this Agreement and prior to the receipt of the Company Stockholder Approval, in response to a bona fide written Acquisition Proposal that the Company Board determines in good faith After Consultation constitutes or would reasonably be expected to result in a Superior Proposal, the Company and the Company Representatives may (i) engage or participate in discussions or negotiations with, and only with, the Person (or such Person’s representatives) that has made such Acquisition Proposal and (ii) furnish to the Person (or such Person’s representatives) that has made the Acquisition Proposal information relating to the Company and the Company Subsidiaries and/or afford access to the business, properties, assets, books, records or the personnel of the Company and the Company Subsidiaries, in each case, pursuant to an Acceptable Confidentiality Agreement after such Person has provided the Company with written acknowledgement that the Company will be permitted to comply with its obligations under this Section 5.03; provided that (A) the Company did not receive such Acquisition Proposal after breaching or violating the terms of this Section 5.03, (B) the Company received the Acquisition Proposal from a Person that is not in breach of its contractual obligations to the Company or any Company Subsidiary under a standstill or nondisclosure agreement, (C) the Company Board has determined in good faith, After Consultation, that the failure to take such action is or would reasonably be likely to be inconsistent with the director’s fiduciary duties to the stockholders of the Company under applicable Law, (D) prior to engaging or participating in any such discussions or negotiations with or furnishing any information to, such Person, the Company gives Parent written notice of the identity of such Person and its representatives and of the material terms and conditions of such Acquisition Proposal and of the Company’s intention to engage or participate in discussions or negotiations with, or furnish information to such Person and (E) contemporaneously with or prior to furnishing any non-public information to such Person, the Company furnishes such information to Parent (to the extent such information has not been previously furnished by the Company to Parent).

(c) In addition to the obligations of the Company set forth in Section 5.03(b), the Company shall promptly, and in all cases within 24 hours after the Company attains knowledge of the receipt by the Company of any Acquisition Proposal or Acquisition Inquiry, notify Parent orally and in writing of the receipt by the Company of any Acquisition Proposal or Acquisition Inquiry, which notice shall include (x) the material terms and conditions of such Acquisition Proposal or Acquisition Inquiry (for the avoidance of doubt, this clause (x) shall be deemed satisfied in the event a copy of any written Acquisition Proposal and any related agreements, reflecting conditions or other material terms relating to any Acquisition Proposal, including the financing thereof, is furnished to Parent) and (y) the identity of the Person or group (as defined under Section 13(d) of the Exchange Act) making any such Acquisition Proposal or Acquisition Inquiry. Commencing upon the provision of any notice referred to above until any such Acquisition Proposal or Acquisition Inquiry has been withdrawn, the Company (or its outside counsel) shall (A) keep Parent reasonably informed on a current basis (and in any event no later than 24 hours) of any material change in the status of discussions regarding the material terms (including all amendments) of any such Acquisition Proposal or Acquisition Inquiry and (B) promptly (and in any event not later than 24 hours) after receipt or delivery thereof, provide Parent (or its outside counsel) with copies of all material documents (including any written, or electronic material to the extent such material contains any financial terms, conditions or other material terms relating to any Acquisition Proposal, including the financing thereof) exchanged between the Company or Company Subsidiaries or any of the Company Representatives, on the one hand, and the Person making an Acquisition Proposal or any of its Affiliates, or their respective officers, directors, employees, investment bankers, attorneys, accountants or other advisors or representatives, on the other hand. The Company shall provide Parent with at least 24 hours prior notice (or such shorter notice as may be provided to the Company Board) of a meeting of the Company Board at which the Company Board is reasonably expected to consider an Acquisition Proposal. The Company shall not, and shall cause the Company Subsidiaries not to, enter into any Contract with any Person subsequent to the date of this Agreement, and neither the Company nor any of the Company Subsidiaries is party to any Contract, that prohibits the Company from providing the information described in Section 5.03(b) or this Section 5.03(c) to Parent.

(d) Notwithstanding anything to the contrary in this Agreement, if the Company receives an Acquisition Proposal from a Person that is not in violation of such Person’s contractual obligations to the Company or any Company Subsidiary under a standstill or nondisclosure agreement, other than after breaching or violating this Section 5.03, that the Company Board concludes in good faith, After Consultation, constitutes a Superior Proposal, the Company Board may, at any time prior to the receipt of the Company Stockholder Approval, if it determines in good faith, After Consultation (including with its outside legal counsel), that the failure to take such actions contemplated by clauses (x) and/or (y) below would result in a breach of the Company Board’s fiduciary duties to the stockholders of the Company under applicable Law, (x) effect a Change of Board Recommendation with respect to a Superior Proposal and/or (y) terminate this Agreement pursuant to Section 7.01(f) and simultaneously enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless in advance of or concurrently with such termination the Company pays the Termination Fee in accordance with Section 7.02; and provided further that the Company Board may not effect a Change of Board Recommendation pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless:

(i) the Company shall have provided prior written notice to Parent, at least four Business Days in advance (the “Superior Proposal Notice Period”), of its intention to effect a Change of Board Recommendation (which notice itself shall not constitute a Change of Board Recommendation) or terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, which notice shall specify the basis upon which the Company Board intends to terminate this Agreement or effect such Change of Board Recommendation and the identity of the party making such Superior Proposal, and shall have contemporaneously provided the execution draft of the relevant proposed definitive transaction agreements with the Person making such Superior Proposal (the “Alternative Acquisition Agreement”)) and other material documents with respect to such Superior Proposal (including any with respect to the financing thereof); and

(ii) prior to effecting such Change of Board Recommendation or terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, (A) if requested by Parent, the Company shall, and shall cause the Company Representatives to, during the Superior Proposal Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, and (B) Parent shall not have, during the Superior Proposal Notice Period, made a written offer that would, upon the Company’s acceptance thereof, be binding on Parent and that, after consideration of such offer by the Company Board in good faith and After Consultation, results in the Company Board determining that such Superior Proposal no longer constitutes a Superior Proposal.

In the event of any amendment to the financial terms or any other material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to Parent pursuant to Section 5.03(d)(i) and to comply with the requirements of this Section 5.03(d) with respect to such new written notice (including a new Superior Proposal Notice Period), except the Superior Proposal Notice Period shall be at least three Business Days (rather than the four Business Days contemplated by Section 5.03(d)(i) above).

(e) Notwithstanding anything to the contrary contained in this Agreement, and solely in response to an Intervening Event, the Company Board may effect a Change of Board Recommendation prior to the receipt of the Company Stockholder Approval if the Company Board determines in good faith, After Consultation, that the failure to effect a Change of Board Recommendation would reasonably be likely to result in a breach of the Company Board’s fiduciary duties to the stockholders of the Company under applicable Law; provided, however, that the Company Board may not effect such a Change of Board Recommendation unless:

(i) the Company shall have provided prior written notice to Parent, at least four Business Days in advance (the “Intervening Event Notice Period”), of its intention to effect such a Change of Board Recommendation (which notice itself shall not constitute a Change of Board Recommendation), which notice shall specify the details of such Intervening Event and the basis upon which the Company Board intends to effect a Change of Board Recommendation; and

(ii) prior to effecting such Change of Board Recommendation, if requested by Parent, the Company shall, and shall cause the Company Representatives to, during the Intervening Event Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that a Change of Board Recommendation is no longer necessary; provided, further, that Parent shall not have, during the Intervening Event Notice Period, made a written offer that would, upon the Company’s acceptance thereof, be binding on Parent and that, after due consideration of such offer by the Company Board in good faith and After Consultation, results in the Company Board determining that it would continue to be reasonably likely to result in a breach of the Company Board’s fiduciary duties to the stockholders of the Company under applicable Law to not effect the Change of Board Recommendation.

(iii) In the event of any material changes to the circumstances applicable to the Intervening Event, after the start of the Intervening Event Notice Period, the Company shall be required to deliver a new written notice to Parent pursuant to Section 5.03(e)(i) and to comply with the requirements of this Section 5.03(e) with respect to such new written notice (including a new Intervening Event Notice Period), except the Intervening Event Notice Period shall be at least three Business Days (rather than the four Business Days contemplated by Section 5.03(e)(i) above).

(f) The Company shall keep confidential any proposals made by Parent to revise the terms of this Agreement, other than in the event of any amendment to this Agreement and to the extent required to be disclosed in any Company SEC Documents.

(g) The Company agrees that any action taken by a Company Representative that, if taken by the Company, would constitute a material breach of the restrictions set forth in this Section 5.03 shall be deemed to be a material breach of this Section 5.03 by the Company.

(h) Nothing contained in this Section 5.03 shall prohibit the Company Board from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or otherwise complying with the provisions of Rule 14d-9; provided, however, that in no event shall the Company Board take any action prohibited by this Section 5.03.

(i) No Change of Board Recommendation shall change the approval of the Company Board for purposes of causing any Takeover Law to be applicable to the Transactions.

Section 5.04 Appropriate Action; Consents; Filings.

(a) Prior to the Effective Time, and except as otherwise provided in Section 5.02(a) of the Company Disclosure Schedule, the Company shall give (or cause its Affiliates to give) any notices and shall use its reasonable best efforts to obtain any consents, approvals or waivers of third parties with respect to any Contracts of the Company or any of the Company Subsidiaries, as may be necessary or appropriate for the consummation of the Transactions or required by the terms of any Contract of the Company or any Company Subsidiary (including such consents as are necessary such that no third party will obtain additional rights under any such Contract as a result of the consummation of the Transactions) as a result of the execution, performance or consummation of the Transactions, including such consents as are required to be disclosed in the Company Disclosure Schedule; provided that, the Company shall coordinate with Parent and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from third parties (including under any Company Material Contract) in connection with consummation of the Transactions and seeking any such actions, consents, approvals or waivers. In the event that the Company shall fail to obtain any third party action, approval, consent or waiver described in this Section 5.04(a), the Company shall use its commercially reasonable efforts, and shall take any such actions reasonably requested by

Parent, to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result, after the Effective Time, from the failure to obtain such action, approval, consent or waiver.

(b) Subject to this Section 5.04, prior to the Effective Time, each of the Company and Parent shall use their reasonable best efforts to (i) take, or cause to be taken, all other appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions as promptly as practicable, (ii) as promptly as practicable, obtain from any Governmental Entities any consents, licenses, permits, certificates, filings, exemptions, waivers, approvals, authorizations, registrations, waiting period expirations or terminations, clearances or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any Action by any Governmental Entity (including those in connection with the Antitrust Laws and CFIUS Approval), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein, including the Merger, and (iii) take the actions set forth in Section 5.04(b) of the Company Disclosure Schedule.

(c) In furtherance and not in limitation of the provisions of Section 5.04(b), each of the Company, Parent and Merger Sub shall, and shall cause their Affiliates as required to, as promptly as practicable, make all necessary applications, notices, petitions and filings required, and thereafter make any other required submissions and respond as promptly as practicable to any requests for additional information or documentary material with respect to this Agreement and the Merger as is required under (A) the Exchange Act, and any other applicable foreign, federal or state securities Laws, (B) the Antitrust Laws, (C) subject to Section 5.04(d), Exon-Florio and (D) any other applicable Law. The parties further agree that (A) the initial filings to be made under the HSR Act shall in any event be made by each party no later than five Business Days following the date of this Agreement and the initial filings to be made pre-closing under any other required Antitrust Laws shall in any event be made no later than five Business Days following the date of this Agreement, and (B) a final joint voluntary notice in accordance with Exon-Florio (the “Exon-Florio Filing”) to CFIUS shall in any event be submitted for filing no later than five Business Days following the date of this Agreement. The Company and Parent shall further (x) cooperate with each other in connection with preparing and filing the Proxy Statement and any Other Filings, (y) cooperate with each other in determining which additional filings, and which additional consents, licenses, permits, certificates, exemptions, waivers, approvals, authorizations, registrations, clearances or Orders are required to be obtained from Governmental Entities prior to the Effective Time in connection with the execution and delivery of this Agreement and consummation of the Transactions and (y) use their reasonable best efforts to timely make all such filings and timely seek all such consents, licenses, permits, certificates, exemptions, waivers, approvals, authorizations, registrations, clearances or Orders. The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the Transactions; provided, however, that materials provided by the Company or Parent and their respective Subsidiaries or Affiliates to the other party may be redacted (x) as necessary to comply with contractual arrangements entered into in the ordinary course of business without a purpose of avoiding or limiting such party’s obligations under this sentence and (y) as necessary to reasonably preserve attorney-client privilege or to comply with applicable Law, provided, however, that such materials shall be provided in unredacted form to outside counsel to each party representing such party in connection with any such application or filing and the receiving party will cause its outside counsel receiving any such unredacted materials not to disclose such materials to the directors, officers or employees of such receiving party without the advance written consent of the producing party.

(d) The Company and Parent shall furnish to each other all information required for the Exon-Florio Filing (it being understood that any information furnished by a party to the other party may be included in the Exon-Florio Filing unless contrary instructions are specified in writing to the party receiving such information); provided, however, that materials provided by the Company or Parent and their respective Subsidiaries or Affiliates to the other party may be redacted (i) as necessary to comply with contractual arrangements entered into in the ordinary course of business without a purpose of avoiding such party’s obligations under this sentence and (ii) as necessary to reasonably preserve attorney-client privilege or to comply with applicable Law, provided, however, that such materials shall be provided in unredacted form to outside counsel to the receiving party in connection with the Exon-Florio Filing and the receiving party will cause its outside counsel receiving any such unredacted materials not to disclose such materials to the directors, officers or employees of such receiving party without the advance written consent of the producing party. Parent and the Company shall use their reasonable best efforts to (x) avoid possible rejection or deferred acceptance of the Exon-Florio Filing, (y) respond as promptly as practicable and within any time limitations imposed by applicable regulations to any inquiries from CFIUS or any other Governmental Entity involved in the Exon-Florio review and make any other submissions under Exon-Florio that are required to be made or that the parties agree should be made and (z) to obtain the CFIUS Approval.

(e) Without limiting the generality of anything contained in this Section 5.04, (A) Parent and Company shall give written notice to the other party of any of the following within 24 hours of the Company’s or Parent’s, as the case may be, Knowledge of, and in any event within two Business Days after, the Company’s or Parent’s, as the case may be, receipt of notice thereof: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger or any of the other Transactions (ii) any notice or other communication from the U.S. Federal Trade Commission, the U.S. Department of Justice, CFIUS or any other Governmental Entity in connection with the Transactions and (iii) any Action commenced or, to the Company’s or Parent’s, as the case may be, Knowledge, threatened against, relating to or involving or otherwise affecting (x) the Company or any Company Subsidiary or (y) Parent or any of its Subsidiaries, respectively, which, if pending on the date of this Agreement would have been required to have been disclosed pursuant to this Agreement or which relate to the consummation of the Merger or any of the other Transactions. Each party hereto shall promptly provide to the other party (or its counsel) copies of all filings made by the filing party with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby, provided, however, that materials provided by the Company or Parent and their respective Subsidiaries or affiliates to the other party may be redacted (x) as necessary to comply with contractual arrangements entered into in the ordinary course of business without a purpose of avoiding such party’s obligations under this sentence and (y) as necessary to reasonably preserve attorney-client privilege or to comply with applicable Law, provided, however, that such materials shall be provided in unredacted form to outside counsel to each party representing such party in connection with any such filing and the receiving party will cause its outside counsel receiving any such unredacted materials not to disclose such materials to the directors, officers or employees of such receiving party without the advance written consent of the producing party.

(f) Subject to applicable Law, each party hereto (or its counsel) shall, to the extent practicable, permit the other party (or its counsel) to review in advance any proposed communication by such party relating to the Transactions to any Governmental Entity. None of the parties to this Agreement shall agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation (including any settlement of the investigation), Action or other inquiry unless it consults with the other party in advance and, to the extent practicable and permitted by such Governmental Entity, gives the other party (or its counsel) the opportunity to attend and participate at such meeting. The parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control, direct or interfere with the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its business operations. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger or any of the other Transactions. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such Action, each party hereto will have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such Action, provided, however, that materials provided by the Company or Parent or their respective Subsidiaries or Affiliates to the other party may be redacted (x) as necessary to comply with contractual arrangements entered into in the ordinary course of business without a purpose of avoiding such party’s obligations under this sentence and (y) as necessary to reasonably preserve attorney-client privilege or to comply with applicable Law, provided, however, that such materials shall be provided in unredacted form to outside counsel to each party prior to such Governmental Entity, and the receiving party will cause its outside counsel receiving any such unredacted materials not to disclose such materials to the directors, officers or employees of such receiving party without the advance written consent of the producing party.

(g) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person with respect to the Merger or the other Transactions, other than filing fees required to be paid in connection with a filing under any applicable Antitrust Laws or Exon-Florio, (i) without the prior written consent of Parent (which will not be unreasonably withheld, delayed or conditioned), none of the Company or any Company Subsidiary shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration (other than de minimis amounts), make any commitment or incur any Liability or other obligation due to such Person, and (ii)

neither Parent nor Merger Sub shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration (other than de minimis amounts), make any commitment or incur any Liability or other obligation.

(h) Each of the parties hereto agrees that it will not extend any applicable waiting period under any Antitrust Law or enter into an agreement with any Governmental Entity to delay or not consummate the Transactions without the written consent of the other parties hereto (which shall not be unreasonably withheld, delayed or conditioned).

(i) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Agreement shall obligate Parent, Merger Sub or any of their respective Affiliates to proffer to, agree to or actually (and none of the Company or any Company Subsidiary shall, without the prior written consent of Parent, proffer to, agree to or actually) (i) divest, hold separate, or enter into any license (whether pursuant to an exclusive or nonexclusive license) or similar agreement with respect to, or agree to restrict the ownership or operation of, or agree to conduct or operate in a specified manner, any portion of the business or assets of Parent, the Company or any of their respective Affiliates, (ii) pay any amounts or make any commitments to obtain any consents, licenses, permits, certificates, exemptions, waivers, approvals, authorizations, registrations, clearances or Orders of a Governmental Entity or any other Person (other than the payment of filing fees and expenses and fees of counsel) in connection with the Transactions, or (iii) limit in any manner whatsoever the ability of such entities to conduct, own, operate or control any of their respective businesses, assets or properties or of the businesses, properties or assets of the Company and the Company Subsidiaries, or otherwise enter into any voting trust arrangement, proxy arrangement or similar agreement or arrangement. For the avoidance of doubt, nothing contained in this Agreement shall restrict Parent or its Affiliates from developing, soliciting, considering, communicating, exchanging, or furnishing information, negotiating, disclosing, entering into or consummating potential or definitive strategic transactions through both internally generated and third-party proposals.

Section 5.05 Certain Notices. From and after the date of this Agreement until the Effective Time, each of Parent and the Company shall promptly notify the other party of the occurrence of any event that would be likely to cause any condition to the obligations of Parent or the Company, respectively, to effect the Merger or any other Transaction not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.05 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

Section 5.06 Public Announcements. Each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the Transactions shall be issued by any party or its parent company or Subsidiaries without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable national securities exchange or Governmental Entity to which the relevant party is subject. The Company, Parent and Merger Sub agree that the initial press release announcing the execution and delivery of this Agreement shall be a joint press release of, and shall not be issued prior to the approval of each of, the Company, on the one hand, and Parent or Guarantor, on the other hand, except as otherwise required by applicable Law. Notwithstanding the foregoing provisions of this Section 5.06, (i) Guarantor, Parent, the Parent Representatives, the Company and the Company Representatives and Guarantor’s and the Company’s respective Subsidiaries may make public releases or announcements concerning the Transactions that are not inconsistent with previous press releases or announcements made by Parent and/or the Company in compliance with this Section 5.06 and (ii) the restrictions set forth in this Section 5.06 shall not apply to any release or announcement made or proposed to be made in connection with a Change of Board Recommendation that is effected in compliance with Section 5.03.

Section 5.07 Employee Benefit Matters.

(a) With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA (and that is subject to ERISA) maintained by Parent or any Parent Subsidiary in which any director, officer or employee of the Company or any Company Subsidiary (the “Company Employees”) will participate effective as of or after the Effective Time (collectively, “New Plans”), subject to applicable Law and applicable Tax qualification requirements, Parent shall, or shall cause the Surviving Corporation to, recognize all service of the Company Employees with the Company or a Company Subsidiary that is reflected in the books and records of the Company, as the case may be, for vesting and eligibility purposes (but not for accrual purposes, except for vacation and severance, if applicable) in any New Plan in which such Company Employees may be eligible to participate after the Effective Time, in each case except to the extent that recognizing such service would result in a duplication of benefits. To the extent any Company Employee participates in a New Plan that is a welfare plan or arrangement of Parent or any Parent Subsidiary following the Closing Date (a “Parent Welfare Plan”), Parent and any Parent Subsidiary will, to the extent permitted by applicable Law and any insurer or service provider under the applicable Parent Welfare Plan, cause all (i) pre-existing condition limitations which otherwise would be applicable to such Company Employee and his or her covered dependents to be waived to the extent satisfied under a Company Benefit Plan comparable to such Parent Welfare Plan immediately prior to the Closing Date or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan, and (ii) participation waiting periods under each Parent Welfare Plan that would otherwise be applicable to such Company Employee to be waived to the same extent waived or satisfied under the Company Benefit Plan comparable to such Parent Welfare Plan immediately prior to the Closing Date or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan.

(b) No later than two Business Days prior to its distribution, the Company and the Company Subsidiaries shall provide Parent with a copy of any communication intended to be made to any of their respective employees relating to the Transactions, and will provide an opportunity for Parent to make reasonable revisions thereto.

(c) Prior to the Effective Time, the Company shall take such actions as Parent may reasonably request so as to enable the Surviving Corporation to effect such actions relating to the 401(k) plan of the Company (the “401(k) Plan”) as Parent may deem necessary or appropriate, including amending and/or terminating the 401(k) Plan prior to the Effective Time, subject to the terms of the 401(k) Plan and applicable Law and provided that such action does not preclude the immediate participation of the Company Employees in any successor plan. As promptly as practicable after the Company Employees are transferred to Parent’s or any Parent

Subsidiary’s (other than the Surviving Corporation’s) payroll and subject to applicable Law, applicable Tax qualification requirements and the terms of any 401(k) plan sponsored or maintained by Parent or any Parent Subsidiary in which Company Employees will become eligible to participate (the “Parent 401(k) Plan”), Parent will permit Company Employees located in the United States to participate in the Parent 401(k) Plan in accordance with Parent’s or the applicable Parent Subsidiary’s ordinary course policies and procedures with respect to timing for participation in such plan.

(d) Parent shall cause the Surviving Corporation to timely satisfy the Company’s obligations to pay all amounts and provide all benefits that continue following the Effective Time under the Company Benefit Plans listed on Section 5.07(d) of the Company Disclosure Schedule.

(e) This Section 5.07 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.07, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.07. Nothing contained herein shall (i) be treated as an amendment of any particular Company Benefit Plan, (ii) give any third party any right to enforce the provisions of this Section 5.07 or (iii) require Parent or any of its Affiliates to (A) maintain any particular Company Benefit Plan or (B) retain the employment of any particular employee.

Section 5.08 Indemnification of Directors and Officers.

(a) For a period of six years from and after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless all past and present directors, officers and employees of the Company to the same extent such Persons are indemnified as of the date of this Agreement by the Company pursuant to applicable Law, the Company Certificate, the Company Bylaws, and indemnification agreements in existence on the date of this Agreement and listed in Section 5.08(a) of the Company Disclosure Schedule (accurate and complete copies of which have been provided to Parent), arising out of acts or omissions in their capacity as directors, officers or employees of the Company occurring at or prior to the Effective Time. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Actions with respect to the matters subject to indemnification pursuant to this Section 5.08(a) in accordance with the procedures set forth in the Company Certificate, the Company Bylaws and indemnification agreements, if any, in existence on the date of this Agreement; provided, however, that the director, officer or employee of the Company to whom expenses are advanced undertakes, to the extent required by the DGCL, to repay such advanced expenses to the Surviving Corporation if it is ultimately determined that such director, officer or employee is not entitled to indemnification under applicable Law.

(b) The indemnification agreements listed in Section 5.08(a) of the Company Disclosure Schedule shall continue in full force and effect in accordance with their terms following the Effective Time.

(c) Prior to the Effective Time, the Company shall purchase a “tail” officers’ and directors’ liability insurance policy, which by its terms shall survive the Merger and shall provide each Indemnified Party with coverage for not less than six years following the Effective Time on terms and conditions no less favorable than the terms of the directors’ and officers’ liability insurance policy currently maintained by the Company (a correct and complete copy of which has been delivered to Parent) (the “D&O Insurance”) in respect of actions or omissions of such officers and directors prior to the Effective Time in their capacities as such; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend more than 300% of the current annual premium paid by the Company for such policy (the “Maximum Amount”); provided, further, however, that if the amount of the premium necessary to procure such insurance coverage exceeds the Maximum Amount, Parent shall spend up to the Maximum Amount to purchase such lesser coverage as may be obtained with such Maximum Amount. The Indemnified Parties may be required to make reasonable application and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining such insurance. Parent shall upon request furnish a copy of such insurance policy to each beneficiary of such policy.

(d) In the event the Surviving Corporation, any Company Subsidiary or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.08, without relieving Parent of its obligations under this Section 5.08.

(e) The obligations under this Section 5.08 shall not be terminated or modified in such a manner as to adversely affect in any material respect any indemnitee to whom this Section 5.08 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.08 applies shall be third party beneficiaries of this Section 5.08).

Section 5.09 State Takeover Laws. If any Takeover Law becomes or is deemed to be applicable to the Company, Parent, Merger Sub or the Merger, including by reason of the acquisition of Shares pursuant thereto, or any other transaction contemplated to be consummated by the parties pursuant to this Agreement, then the Company Board shall take all action necessary to render such Law inapplicable to the foregoing.

Section 5.10 Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Shares (including the disposition of shares of Company Restricted Stock), Company Options and Shares acquired upon the vesting of any Company RSUs and Company Performance RSUs, pursuant to this Agreement, and the Merger shall be an exempt transaction for purposes of Section 16.

Section 5.11 Notification of Certain Matters.

(a) In connection with the continuing operation of the business of the Company and the Company Subsidiaries between the date of this Agreement and the earlier of (i) the termination of this Agreement in accordance with Section 7.01 or (ii) the Effective Time, subject to applicable Law, the executive officers of the Company, including the Chief Executive Officer of the Company, shall consult in good faith on a regular basis with Parent to report material (individually or in the aggregate) operational developments, the status of relationships with customers, resellers, partners, suppliers, licensors, licensees, distributors and others having material business relationships with the Company, the status of ongoing operations and other matters reasonably requested by Parent pursuant to procedures reasonably requested by Parent.

(b) In addition to the foregoing, the Company shall promptly notify Parent of any material inaccuracy of any representation or warranty or material breach of any covenant or agreement of the Company contained in this Agreement.

(c) No such consultation or disclosure contemplated by this Section 5.11 shall affect the representations, warranties, covenants, agreements or obligations of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

Section 5.12 Company SEC Documents. From the date of this Agreement to the earlier of (a) the termination of this Agreement in accordance with Section 7.01 or (b) the Effective Time, the Company shall timely file with the SEC all Company SEC Documents required to be filed by it under the Exchange Act or the Securities Act. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each such Company SEC Document shall fully comply with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended after the date of this Agreement, as of the date of the last such amendment, the Company shall use its reasonable best efforts to cause each such Company SEC Document filed pursuant to the Exchange Act to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company shall use its reasonable best efforts to cause each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed after the date of this Agreement pursuant to the Securities Act, as of the date such registration statement or amendment became effective after the date of this Agreement, to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made in light of the circumstances under which they were made, not misleading.

Section 5.13 Rights Agreement. From the date of this Agreement until the earlier of the Effective Time and the date this Agreement is terminated in accordance with Section 7.01, the Company shall not, and shall cause the Company Subsidiaries not to, enter into any stockholder rights agreement, rights plan, “poison pill” or other similar agreement, unless such plan or agreement exempts from its application the Transactions, including the Merger.

Section 5.14 Further Action. In case at any time at or following the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of the Company and Merger Sub, the proper officers and directors of the Company and Merger Sub shall take all such necessary action as may be reasonably requested by Parent.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.01 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to consummate the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Antitrust Consents. (i) Any waiting period under the HSR Act applicable to the Transactions shall have expired or been earlier terminated and (ii) any affirmative approval of a Governmental Entity required under any other Antitrust Law set forth in Section 8.04(b) of the Company Disclosure Schedule shall have been obtained or any mandatory waiting period related thereto shall have expired.

(c) No Injunctions or Restraints. The consummation of the Merger shall not then be restrained, enjoined or prohibited by any Order (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity of competent jurisdiction and there shall not be in effect any Law promulgated or deemed applicable to the Merger by any Governmental Entity of competent jurisdiction which prevents the consummation of the Merger.

Section 6.02 Conditions to Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Company contained in:

(i) Section 3.02 (Capitalization) shall be true and correct in all material respects as of immediately prior to the Effective Time with the same force and effect as if made on and as of immediately prior to the Effective Time except for representations and warranties in Section 3.02 that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time); provided, however, that if any inaccuracies in Sections 3.02(a), (b) or (c), individually or in the aggregate, result in the aggregate amount required to be paid by Parent as additional consideration in the Merger (including as a result of the assumption of additional Company Options, Company Restricted Stock, Company RSUs, Company Performance RSUs or other securities convertible into Shares in connection with the Merger) to increase by more than $7,500,000, such representations and warranties in Sections 3.02(a), (b) and (c) shall be deemed to fail to be true and correct in all material respects; and

(ii) this Agreement (other than in Section 3.02 (Capitalization)) (without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein (except for the representation in Section 3.10 (Absence of Certain Changes or Events) of the Agreement)), shall be true and correct as of immediately prior to the Effective Time with the same force and effect as if made on and as of immediately prior to the Effective Time except for such representations and warranties in this Agreement that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time); provided, however, that the representations and warranties shall be deemed true and correct unless the individual or aggregate impact of the failure to be so true and correct has had a Company Material Adverse Effect.

(b) The Company shall have performed in all material respects at or immediately prior to the Effective Time all obligations and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Since the date of this Agreement, a Company Material Adverse Effect shall not have occurred and be continuing.

(d) Parent shall have received a certificate of the Company, executed by the Chief Executive Officer and the Chief Financial Officer of the Company, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.01(a), Section 6.02(a), Section 6.02(b) and Section 6.02(c) have been satisfied or waived in accordance with the terms thereof.

(e) There shall not be pending any Action by any Specified Governmental Entity against, and no Specified Governmental Entity shall have issued any inquiry letter under any Antitrust Laws to, Parent, Merger Sub, the Company, any Company Subsidiary or any of their respective Affiliates in connection with the Merger, (i) that could lead to making illegal, restraining or prohibiting the consummation of any of the Transactions, including the Merger, (ii) that could lead to prohibiting or imposing limitations on the ability of Parent or Merger Sub, or otherwise rendering Parent or Merger Sub unable, to pay for or acquire any or all of the Shares pursuant to the Merger, or a requirement to divest any or all of the Shares to be acquired pursuant to the Merger and the other Transactions, (iii) that could lead to prohibiting or imposing any limitations on the ownership or operation by Parent, the Company or any of their Affiliates of all or any portion of the businesses or assets of Parent, the Company or any of their Affiliates as a result of or in connection with the Merger or the other Transactions, or otherwise compelling Parent, the Company or any of their Affiliates to divest, hold separate, or enter into any license (whether pursuant to an exclusive or nonexclusive license) or similar agreement with respect to any portion of the business or assets of Parent, the Company or any of their respective Affiliates, (iv) that could lead to a requirement for Parent, the Company or any of their Affiliates to enter into any voting trust arrangement, proxy arrangement or similar agreement or arrangement with respect to any portion of the business or assets of Parent, the Company or any of their respective Affiliates, or (v) that could lead to prohibiting or imposing limitations on, the ability of Parent or Merger Sub effectively to acquire, hold or exercise full rights of ownership of the Shares to be acquired pursuant to the Merger and the other Transactions, including the right to vote the Shares on all matters properly presented to the stockholders of the Company.

(f) There shall not be any Law enacted, entered, enforced or promulgated, or any pending Action by any Governmental Entity, other than the application to the Merger of applicable waiting periods under the HSR Act or similar waiting periods with respect to any other Antitrust Laws that (x) has resulted, or is reasonably likely, individually or in the aggregate, to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of Section 6.02(e), or (y) has the effect of making the Merger or any of the other Transactions illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger or any of the other Transactions.

(g) The CFIUS Approval shall have been obtained.

Section 6.03 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Parent and Merger Sub contained in this Agreement (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications therein) shall be true and correct as of immediately prior to the Effective Time with the same force and effect as if made on and as of immediately prior to the Effective Time except for such representations and warranties in this Agreement that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time); provided, however, that the representations and warranties shall be deemed true and correct unless the individual or aggregate impact of the failure to be so true and correct has had a Parent Material Adverse Effect.

(b) Each of Parent and Merger Sub shall have performed in all material respects at or immediately prior to the Effective Time all obligations and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) The Company shall have received a certificate of Parent, executed by an officer of Parent, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.01 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned by action taken or authorized by the Board of Directors of the terminating party or parties:

(a) By mutual written consent of Parent and the Company, by action of their respective Boards of Directors, at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval;

(b) By Parent or the Company, if the Effective Time shall not have occurred on or before the Outside Date; provided, however that the right to terminate this Agreement pursuant to this Section 7.01(b) shall not be available to any party whose breach of this Agreement has been the primary cause of the failure of the Effective Time to have occurred on or before the Outside Date;

(c) By either the Company or Parent, if any court of competent jurisdiction or other Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting, whether before or after receipt of the Company Stockholder Approval, the Merger, and such Order shall have become final and nonappealable (which Order the party seeking to terminate this Agreement shall have used its reasonable best efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 5.04); provided, however, that the right to terminate under this Section 7.01(c) shall not be available to any party whose material breach of this Agreement has been the primary cause of such action;

(d) By either the Company or Parent, if the Special Meeting (including any adjournment or postponement thereof) has concluded, the stockholders of the Company have duly voted, and the Company Stockholder Approval was not obtained;

(e) By Parent, at any time prior to the Effective Time if: (i) the Company Board shall have effectuated a Change of Board Recommendation (or any action by any committee of the Company Board which, if taken by the full Company Board, would be a Change of Board Recommendation) (whether or not in compliance with Section 5.03), (ii) the Company fails to issue a press release that expressly reaffirms the Company Board Recommendation within five Business Days after the Company’s receipt of a written request by Parent to provide such reaffirmation following the date that any Person or group (as defined in or under Section 13(d) of the Exchange Act), other than Parent or Merger Sub, (A) shall have made an Acquisition Proposal (other than a tender offer or exchange offer described in clause (iii) below) and the existence of such Acquisition Proposal becomes known in the public domain or (B) shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal or the existence of or information regarding an intention to make an Acquisition Proposal shall have otherwise become known in the public domain (provided that Parent shall be permitted to request only one such reaffirmation request per Acquisition Proposal and one reaffirmation request per each amendment thereof or material change in circumstances relating thereto), (iii) any tender offer or exchange offer that constitutes an Acquisition Proposal is commenced, and the Company Board shall not have recommended that the Company’s stockholders reject such tender offer or exchange offer and not tender their Shares into such tender offer or exchange offer within 10 Business Days after commencement of such tender offer or exchange offer, (iv) the Company shall have breached Section 5.03 in any material respect, (v) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement, or (vi) the Company or the Company Board (or any committee thereof) shall resolve, authorize or publicly propose to do any of the actions specified in clauses (i), (ii), (iii) (iv) or (v) of this Section 7.01(e);

(f) By the Company, at any time prior to the receipt of the Company Stockholder Approval if, prior to the receipt of the Company Stockholder Approval, the Company Board determines to accept a Superior Proposal, but only if the Company shall have complied in all material respects with its obligations under Section 5.03 and is otherwise permitted to accept such Superior Proposal pursuant to Section 5.03(d); provided, however, that such termination shall not be effective unless the Company shall simultaneously with such termination enter into the Alternative Acquisition Agreement and pay the Termination Fee to Parent substantially concurrently with such termination;

(g) By Parent, at any time prior to the Effective Time if:

(i) (A) there shall be an Uncured Inaccuracy in any representation or warranty of the Company contained in this Agreement or a breach of any covenant of the Company contained in this Agreement, in any case, such that any condition to the Merger set forth in Section 6.01, Section 6.02(a) or Section 6.02(b) is not then satisfied, (B) Parent shall have delivered to the Company written notice of such Uncured Inaccuracy or breach of covenant, and (C) either such Uncured Inaccuracy or breach of covenant is not capable of cure or at least 20 Business Days shall have elapsed since the date of delivery of such written notice to the Company and such Uncured Inaccuracy or breach of covenant shall not have been cured; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this clause (i) of this Section 7.01(g) if any of the circumstances referred to in clauses (A) or (C) of this clause (i) resulted primarily from the breach of this Agreement by Parent or Merger Sub;

(ii) there shall have occurred any adverse event or development which, individually or in the aggregate, has had, and continues to have, a Company Material Adverse Effect and either such event or development is not capable of being remedied or at least 20 Business Days shall have elapsed since the occurrence of such event or development provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this clause (ii) of this Section 7.01(g) if any of the circumstances referred to in this clause (ii) resulted primarily from the breach of this Agreement by Parent or Merger Sub; or

(h) By the Company, at any time prior to the Effective Time if:

(i) there shall be an Uncured Inaccuracy in any representation or warranty of Parent or Merger Sub contained in this Agreement or breach of any covenant of Parent or Merger Sub contained in this Agreement that shall have had, individually or in the aggregate, a Parent Material Adverse Effect,

(ii) the Company shall have delivered to Parent written notice of such Uncured Inaccuracy or breach, and

(iii) either such Uncured Inaccuracy or breach is not capable of cure or at least 20 Business Days shall have elapsed since the date of delivery of such written notice to Parent and such Uncured Inaccuracy or breach shall not have been cured; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.01(h) if any of the circumstances referred to in clause (i) of this Section 7.01(h) above resulted primarily from the breach of this Agreement by the Company.

Section 7.02 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no Liability on the part of Parent, Merger Sub or the Company or their respective

Subsidiaries, officers, directors, employees, agents or representatives except (i) with respect to Section 5.02(c) (Confidentiality), Section 5.06 (Public Announcements), this Section 7.02 and ARTICLE VIII and (ii) with respect to any Liabilities incurred or suffered by a party as a result of the willful breach by another party of any of its representations, warranties, covenants or other agreements set forth in this.

(b) In the event that this Agreement is terminated by Parent pursuant to Section 7.01(e) or by the Company pursuant to Section 7.01(f), then the Company shall pay to Parent immediately prior to or concurrently with such termination, in the case of a termination by the Company, or within two Business Days thereafter, in the case of a termination by Parent, a termination fee of $150,000,000 (the “Termination Fee”).

(c) In the event that this Agreement is terminated by Parent or the Company pursuant to Section 7.01(b) or Section 7.01(d) or by Parent pursuant to Section 7.01(g)(i), and (i) prior to the date of such termination of this Agreement an Acquisition Proposal shall have been made known to the Company or publicly disclosed (and not publicly withdrawn prior to such termination) and (ii) concurrently with, or within 12 months after, such termination, the Company either (A) consummates a transaction that constitutes an Acquisition Proposal or (B) enters into a definitive agreement to engage in a transaction or a tender offer is commenced that, in either case, constitutes an Acquisition Proposal and such transaction or tender offer is subsequently consummated or completed (whether or not such consummation or completion occurs before or after the 12-month period following such termination) (provided that for purposes of this Section 7.02(c), the term Acquisition Proposal shall have the meaning assigned to such term in Section 8.04, except that the references to “15%” shall be deemed to be references to more than 50%), then the Company shall pay to Parent the Termination Fee on the date no later than two Business Days after the consummation of the transaction that constitutes an Acquisition Proposal; provided that the Company shall not be required to pay Parent a Termination Fee pursuant to this Section 7.02(c) if Parent or the Company terminates this Agreement pursuant to Section 7.01(b) and at the time of termination (i) the Company Stockholder Approval has been obtained and not revoked and (ii) the closing conditions specified in Sections 6.02(a), (b) and (c) have been satisfied.

(d) All payments under this Section 7.02 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent.

(e) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 7.02 are an integral part of the Transactions, (ii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement and (iii) the Termination Fee is not a penalty, but rather constitutes damages in a reasonable amount that will partially compensate Parent and Merger Sub in the circumstances in which such Termination Fee is payable.

(f) In the event that the Company shall fail to pay the Termination Fee when due, the Company shall reimburse Parent and Merger Sub for all reasonable costs and expenses actually incurred or accrued by them (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 7.02, together with interest on the Termination Fee at the prime rate as quoted on Bloomberg screen (PRIMBB Index) in effect on the date such payment was required to be made through the date of payment plus 2% per annum.

(g) Except as otherwise expressly contemplated by Section 7.02(a)(ii), but notwithstanding anything else to the contrary in this Agreement, in the event that this Agreement is terminated in accordance with Section 7.01 and the Termination Fee is paid to Parent (or its designee) in accordance with the provisions of this Agreement, payment of the Termination Fee shall be the sole and exclusive remedy of Parent, Merger Sub and each of their respective Affiliates against the Company, the Company Subsidiaries and any of their respective former, current and future Affiliates, and each of their respective directors, officers, employees, stockholders, controlling Persons, agents or representatives for any Liability based upon, arising out of or relating to this Agreement, the negotiation, execution or performance of this Agreement or the Transactions or in respect of any other document or theory of law or equity or in respect of any representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise. In no event shall the Company be required to pay the Termination Fee on more than one occasion.

Section 7.03 Amendment. This Agreement may be amended by the Company, Parent and Merger Sub by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the receipt of the Company Stockholder Approval, there shall be no amendment that by Law or in accordance with the rules of NASDAQ requires further approval by the Company’s stockholders, without the further approval of the Company’s stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 7.04 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any Uncured Inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (iii) waive compliance by the other with any of the agreements or conditions contained herein; provided, however, that after receipt of the Company Stockholder Approval, there shall be made no waiver that by Law or in accordance with the rules of NASDAQ requires further approval by the Company’s stockholders, without the further approval of the Company’s stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.01 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.02 Fees and Expenses. Subject to Section 7.02, all expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

Section 8.03 Notices. All notices, requests, demands and other communications under this Agreement shall, except to the extent expressly provided to be oral pursuant to the first sentence of Section 5.03(c), be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent designated for overnight delivery by nationally recognized overnight air courier (such as DHL or Federal Express), upon receipt of proof of delivery; (c) if sent by facsimile transmission or e-mail of a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a Business Day before 5:00 p.m. in the time zone of the receiving party, when transmitted and receipt is confirmed; (d) if sent by facsimile transmission or e-mail of a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a day other than a Business Day or after 5:00 p.m. in the time zone of the receiving party, and receipt is confirmed, on the following Business Day; and (e) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

If to Parent, Merger Sub or Guarantor, addressed to it at:

SAP America, Inc.

3999 West Chester Pike

Newtown Square, PA 19073

Attention: Brad C. Brubaker

Facsimile: (610) 661-3274

Email: brad.brubaker@sap.com

with a copy to (for information purposes only):

Jones Day

1755 Embarcadero Road

Palo Alto, California 94303

Attention: Daniel R. Mitz and Jonn R. Beeson

Facsimile: (650) 739-3900

Email: drmitz@jonesday.com, jbeeson@jonesday.com

If to the Company, addressed to it at:

Ariba, Inc.

910 Hermosa Court

Sunnyvale, CA 94085

Attention: General Counsel

Facsimile: (650) 390-1377

Email: dmiddler@ariba.com

with a copy to (for information purposes only):

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd.

Redwood City, CA 94063

Attention: Brooks Stough

Facsimile: (650) 321-2800

Email: bstough@gunder.com

Section 8.04 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that (a) contains provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement, (b) does not prohibit the Company from complying with the provisions of Section 5.03 and (c) does not include any provision calling for an exclusive right to negotiate with the Company prior to the termination of this Agreement.

“Action” means any litigation, action, claim, suit, hearing, arbitration, mediation, investigation or other proceeding (public or private) by or before any Governmental Entity.

“Acquisition Inquiry” means an inquiry, indication of interest or request for non-public information (other than an inquiry, indication of interest or request for information made or submitted by Parent, Merger Sub, Parent’s Affiliates or the Parent Representatives) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means any offer or proposal (whether or not in writing) concerning, for or relating to any (a) any direct or indirect purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) of beneficial ownership of 15% or more of the total outstanding Equity Interests in or voting securities of the Company, or any tender offer or exchange offer that, if consummated, would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning 15% or more of the total outstanding Equity Interests in or voting securities of the Company; (b) any direct or indirect purchase or other acquisition of 50% or more of any class of equity or other voting securities of one or more Company Subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute (as applicable) 15% or more of the consolidated net revenues or net income (for the twelve-month period ending on the last day of the Company’s most recently completed fiscal quarter) or assets (measured by the greater of book value or fair market value thereof as of the date of such transaction) of the Company and the Company Subsidiaries, taken as a whole; (c) any merger, consolidation, business combination, share exchange, joint venture or other similar transaction involving the Company or one or more Company Subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute (as applicable) 15% or more of the consolidated net revenues or net income (for the twelve-month period ending on the last day of the Company’s most recently completed fiscal quarter) or assets (measured by the fair market value thereof as of the date of such transaction) of the Company and the Company Subsidiaries, taken as a whole, pursuant to which the stockholders of the Company (as a group) or such Company Subsidiary or Company Subsidiaries, as applicable, immediately preceding such transaction hold less than 85% of the

Equity Interests in or voting securities of the surviving or resulting entity of such transaction; (d) any liquidation, dissolution, recapitalization or reorganization of the Company or any Company Subsidiary, other than a wholly-owned Company Subsidiary, (e) any direct or indirect sale, transfer or disposition of assets (including by any license or lease, other than licenses or leases under customer agreements entered into in the ordinary course of business) of the Company or one or more Company Subsidiaries, which assets, individually or in the aggregate, generate or constitute (as applicable) 15% or more of the consolidated net revenues or net income (for the twelve-month period ending on the last day of the Company’s most recently completed fiscal quarter) or assets (measured by the fair market value thereof as of the date of such transaction) of the Company and the Company Subsidiaries, taken as a whole; or (f) any combination of the foregoing transactions that results in one of the effects referenced in clauses (a) – (e) above; provided that in no event shall the Transactions between Parent, Merger Sub and the Company (or any other transactions between Parent, Merger Sub or their Affiliates, on the one hand, and the Company and the Company Subsidiaries, on the other hand) be deemed to be an Acquisition Proposal.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

“After Consultation” by a Person means after consultation with such Person’s outside legal counsel and, other than with respect to determinations with respect to the fiduciary duties of such Person’s board of directors, such Person’s financial advisor of nationally recognized reputation (it being acknowledged and agreed that the Company Financial Advisor is a financial advisor of nationally recognized reputation).

“Antitrust Laws” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessoning competition through merger or acquisition.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York or San Francisco, California are authorized or required by Law to be closed.

“CFIUS” means the Committee on Foreign Investment in the United States, including any successor or replacement thereof.

“CFIUS Approval” means that the parties (or their respective counsel) shall have received a written notification issued by CFIUS that it has concluded a review of any notification voluntarily provided pursuant to Exon-Florio and Section 5.04(c) and determined not to conduct an investigation or, if an investigation is deemed to be required, notification in writing to the parties (or their respective counsel) from CFIUS that no U.S. Governmental Entity (including the President of the United States) will not take action to suspend or prevent the consummation of the Transactions (including the Merger).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercially Available Software” means “shrink wrap,” “click through,” “browse wrap” or commercial off-the-shelf Software that has not been modified or customized by a third party for the Company or any Company Subsidiary and that is licensed pursuant to a non-negotiated Contract not requiring a physical signature, including Open Source Materials.

“Company Benefit Plan” means each “employee benefit plan” as defined in ERISA (whether or not subject to ERISA), and any other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) providing compensation or other benefits to any current or former director, officer, employee, consultant or independent contractor (or to any dependent or beneficiary thereof) of the Company, a Company Subsidiary or any ERISA Affiliate, which are now, or were within the past five years, maintained, sponsored or contributed to by the Company, a Company Subsidiary or any ERISA Affiliate, or under which the Company, a Company Subsidiary or any ERISA Affiliate has any Liability or obligation, including all incentive, bonus, pension, profit sharing, consulting, employment, retirement, deferred compensation, severance, vacation, paid time off, holiday, cafeteria, medical, disability, death benefit, workers’ compensation, fringe benefit, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, agreements or arrangements.

“Company Bylaws” means the currently effective bylaws of the Company.

“Company Certificate” means the currently effective amended and restated certificate of incorporation of the Company.

“Company Financial Advisor” means Morgan Stanley & Co. LLC.

“Company Intellectual Property” means any Company Owned Intellectual Property and any Intellectual Property that is licensed to the Company or any of the Company Subsidiaries or otherwise used or held for use in connection with the operation of the business of the Company or any Company Subsidiary.

“Company Material Adverse Effect” means any Effect that (i) is, or would reasonably be expected to be, individually or in the aggregate with all other Effects, materially adverse to the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) prevents, or would reasonably be expected to prevent, consummation of the Merger or performance by the Company of any of its material obligations under this Agreement; provided, however, that, in the case of clause (i), none of the following Effects shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (a) changes affecting the economies of or financial, credit or capital market conditions anywhere in the world in which the Company and the Company Subsidiaries operate, to the extent such changes do not adversely affect the Company and the Company

Subsidiaries, taken as a whole, in a disproportionate manner relative to other similarly situated participants in the industries in which the Company and the Company Subsidiaries operate; (b) changes in the trading volume or trading price of the Shares in and of itself (provided that the facts and circumstances giving rise to such changes in such volume or price may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect), (c) changes in the industries in which the Company and the Company Subsidiaries operate, to the extent such changes do not adversely affect the Company and the Company Subsidiaries, taken as a whole, in a disproportionate manner relative to other similarly situated participants in the industries in which the Company and the Company Subsidiaries operate, (d) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Agreement, to the extent such changes do not adversely affect the Company and the Company Subsidiaries, taken as a whole, in a disproportionate manner relative to other similarly situated participants in the industries in which the Company and the Company Subsidiaries operate, (e) Effects primarily resulting from or arising out of the negotiation, execution, announcement, pendency or consummation of the Merger or the other Transactions, including (1) any loss or departure of officers or other employees of the Company or any of the Company Subsidiaries and (2) any termination, suspension, reduction or similar negative development in the Company’s and the Company Subsidiaries’ relationships with its and their customers, suppliers and other Persons with whom they conduct business (including those caused by the identity of Parent); (f) changes in Law to the extent such changes do not adversely affect the Company or the Company Subsidiaries taken as a whole in a manner disproportionate to other similarly situated participants in industries in which the Company and Company Subsidiaries operate, (g) changes in GAAP (or in the interpretation thereof), (h) any Effects primarily resulting from or arising out of (1) the failure by the Company or any of the Company Subsidiaries to take any action expressly prohibited by this Agreement or (2) any actions taken by the Company or any of the Company Subsidiaries as expressly required by this Agreement or with the consent of Parent or Merger Sub (other than operation by the Company and the Company Subsidiaries of their business in the ordinary course of business), (i) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts and circumstances giving rise to such failures may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect), or (j) any legal proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company or the Company Board arising out of the Merger or the other Transactions.

“Company Option” means an option to purchase Shares issued under any of the Company Stock Option Plans.

“Company Owned Intellectual Property” means any Intellectual Property that is owned by or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Performance RSU” means a Company RSU, the vesting of which is, in whole or in part, dependent upon the achievement of performance criteria established in the applicable award agreement and that is issued under any of the Company Stock Option Plans.

“Company Products” means all material product (including service) offerings, including Software, of the Company and each of the Company Subsidiaries (a) that have been sold, licensed, distributed or otherwise disposed of, as applicable, within the past three years and (b) that the Company, or any of the Company Subsidiaries, is obligated to license or distribute pursuant to any Outbound License Agreement or is otherwise obligated to maintain or support (in each case, excluding, for the avoidance of doubt, (1) third party products, (2) Open Source Materials and (3) any of the Company’s support and implementation services).

“Company Registered Intellectual Property” means all Company Owned Intellectual Property that is Registered Intellectual Property.

“Company Restricted Stock” means each outstanding restricted Share that is, at the time of determination, unvested or subject to a repurchase option, risk of forfeiture or other condition on title or ownership under any applicable restricted stock purchase agreement or other Contract with the Company.

“Company RSU” means a restricted stock unit issued under any of the Company Stock Option Plans.

“Company Source Code” means, collectively, any human-readable Software source code, or any portion or aspect of the Software source code, or any proprietary information or algorithm contained, embedded or implemented in, in any manner, any Software source code, in each case in any Company Product.

“Company Stock Option Plans” means the Company’s 1999 Equity Incentive Plan, the ESPP, the Third Amended and Restated Stock Incentive Plan of FreeMarkets, Inc., the 2001 Broad Based Equity Incentive Plan of FreeMarkets, Inc. and any other stock option, stock incentive or other equity compensation plan or agreement sponsored or maintained by the Company, any Company Subsidiary or any Affiliate of the Company.

“Company Subsidiary” means a Subsidiary of the Company.

“Contracts” means any of the binding agreements, arrangements, commitments, understandings, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments, understandings, purchase and sales orders and other commitments to which a Person is a party or to which any of the assets of such Person or its Subsidiaries are or may become subject.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or credit arrangement or otherwise.

“Copyrights” means all copyrights in works of authorship, including rights in databases, data collections, “moral” rights, mask works, copyright registrations and applications therefor.

“Domain Names” means all Internet domain name registrations.

“Effect” means any change, event, development, occurrence, state of facts, circumstance or effect.

“Environmental Laws” means any and all Laws, treaties, policies, guidance, standards, rules, administrative rulings, court decisions, common law, stipulations, consent decrees, permits, restrictions and licenses, which (a) regulate or relate to: the protection or clean up of the environment; including waterways, groundwater, drinking water, air, land, soils, subsurface strata, animals, wildlife, plants or other natural resources or natural habitats; the use, generation, handling, transport, treatment, storage, recycling, reuse, disposal, presence, management, Release or threatened Release of Hazardous Substances; or the health and safety of Persons or property, including protection of the health and safety of employees; or (b) impose Liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other law of similar effect.

“Equity Interest” means any share, capital stock, partnership, membership or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each trade or business (whether or not incorporated) under common control (within the meaning of Section 4001(b) of ERISA) with the Company, or which together with the Company is treated as a single employer under Section 414(t) of the Code.

“ESPP” means the Company’s Employee Stock Purchase Plan, as amended and restated effective February 1, 2009.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exon-Florio” means the Exon-Florio amendments to the Omnibus Trade and Competitiveness Act of 1988, as amended by the Defense Authorization Act for Fiscal Year 1993, as amended, the Foreign Investment and National Security Act of 2007 and Sec. 721 of Title VII of the Defense Production Act of 1950 (50 U.S.C. App. 2170), as amended.

“Extraordinary Hosting Agreement” means any material hosting Contract of the Company or the Company Subsidiaries.

“Extraordinary Reseller Agreement” means any Contract of the Company or a Company Subsidiary that provides for the Company or a Company Subsidiary to distribute Software through a third party reseller and that has a term of greater than 12 months.

“Fairness Opinion” means the opinion to the Company Board from the Company Financial Advisor to the effect that, as of the date of such opinion, the Merger Consideration to be received by the holders of Shares (other than Parent, Merger Sub, the Company and their respective direct or indirect wholly-owned subsidiaries and holders of Dissenting Shares as to which dissenters’ rights have been perfected) pursuant to this Agreement is fair from a financial point of view to such holders.

“Foreign Employee Benefit Plan” means any Company Benefit Plan that provides benefits only for employees or directors of the Company, any Company Subsidiary or any ERISA Affiliate who are employed outside of the United States.

“Foreign Export and Import Laws” means the Laws and regulations of a non-U.S. Governmental Entity regulating exports, imports or re-exports to or from such non-U.S. country, including the export or re-export of any goods, services or technical data.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Bid” means any quotation, bid or proposal submitted to any Governmental Entity or any proposed prime contractor or higher tier subcontractor of any Governmental Entity in connection with any proposed Government Contract.

“Government Contract” means any prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Entity or any prime contractor or higher-tier subcontractor, or under which any Governmental Entity or any such prime contractor or subcontractor otherwise has or may acquire any right or interest.

“Governmental Entity” means (a) any nation, federal, state, county, municipal, local or foreign government, or other political subdivision, (b) any governmental agency, authority, board, bureau, commission, department or instrumentality, or (c) any court or administrative tribunal or (d) solely with respect to the Company’s representations and warranties in ARTICLE III, any non-governmental agency, tribunal or entity that is vested by a governmental agency with applicable jurisdiction, including any quasi-regulatory body, such as NASDAQ.

“Hazardous Substances” means any material, chemical, substance, mixture or waste that is capable of causing harm to or damaging man or any other living organism, the environment or natural resources, including, but not limited to, any material, chemical, substance, mixture or waste: that is designated, regulated or classified by any Law or Governmental Entity as a pollutant, a contaminant, toxic, hazardous, dangerous, infectious, carcinogenic, radioactive, explosive, biohazardous, controlled, special, industrial, reactive, corrosive, ignitable or flammable, or other words of similar meaning or effect, including noise, odor, vibration, electricity or heat, or that is otherwise subject to regulation, control, investigation, reporting or remediation under any Laws or by any Governmental Entity; or that is or contains any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, radon gas, ozone-depleting substances, greenhouse gases, petroleum products, by-products, components, distillates or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Immaterial Trademark Licenses” means licenses or other rights of use in respect of Trademarks to refer to a party as a customer or reseller and rights granted as part of corporate sponsorships, which licenses or rights are not material.

“Indebtedness” means, without duplication (a) all indebtedness for borrowed money, (b) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade payables entered into in the ordinary course of business), (c) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (d) all obligations evidenced by notes, bonds, debentures or similar instruments, (e) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (f) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is or should be classified as a capital lease, (g) all indebtedness referred to in clauses (a) through (f) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and Contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (h) all contingent obligations (including any guaranty or “keep well” agreement) in respect of indebtedness or obligations of others of the kinds referred to in clauses (a) through (g) above.

“Intellectual Property” means rights in or arising out of any of the following: (a) Patents; (b) Trade Secrets; (c) Copyrights, (d) Trademarks, (e) Domain Names and (f) any similar, corresponding or equivalent intellectual property rights to any of the foregoing anywhere in the world.

“Intervening Event” means a material development, change, event or circumstance relating to the Company and/or the Company Subsidiaries which is (i) unknown to the Company Board at or prior to the date of this Agreement and (ii) becomes known to or by the Company Board prior to the Effective Time; provided, however, that in no event shall the receipt of an Acquisition Proposal constitute an Intervening Event.

“IRS” means the United States Internal Revenue Service.

“Joint Defense Agreement” means that certain Joint Defense, Common Interest and Confidentiality Agreement entered into by among counsel to Parent and counsel to the Company (on their own behalf and on behalf of their respective clients, Parent and the Company), dated as of May 4, 2012.

“Knowledge” of a Person means (i) (a) with respect to the Company, the actual knowledge of the persons set forth on Section 8.04(a) of the Company Disclosure Schedule, and (b) with respect to Parent or Merger Sub, the actual knowledge of the persons set forth on Schedule 8.04 and (ii) any fact or matter which any such person in clause (i) of this definition would reasonably be expected to discover or otherwise become aware in the course of the reasonable conduct of his or her duties.

“Law” means any federal, state, local, foreign or international law (including common law), treaty, convention, statute, code, directive, ordinance, rule, regulation or Order of any Governmental Entity having applicable jurisdiction or other similar binding requirement of a Governmental Entity having applicable jurisdiction

“Liability” means any known or unknown liability, Indebtedness, obligation or commitment of any kind, nature or character (whether accrued, absolute, contingent, matured, unmatured or otherwise, and whether or not required to be recorded or reflected on a balance sheet prepared under GAAP).

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Material Subsidiary” means any of the following Company Subsidiaries: (i) Quadrem Brazil Ltda., (ii) Quadrem Chile Ltd, (iii) Ariba Technologies India Pvt Ltd, (iv) Quadrem Netherlands BV, (v) Ariba Investment Company, Inc., (vi) Quadrem International Ltd, (vii) Quadrem Overseas Cooperative and (viii) b-process SA.

“NASDAQ” means the NASDAQ Global Select Market.

“Open Source Materials” refers to any Software or other material that is distributed as “free software,” “open source software” or pursuant to any license identified as an open source license by the Open Source Initiative (www.opensource.org) (including but not limited to the GNU General Public License (GPL), LGPL, Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), and the Apache License).

“Order” means any order, writ, judgment, injunction, decree, stipulation, determination, ruling, verdict or award entered by or with any Governmental Entity.

“Other Filings” means all filings made by, or required to be made by, the parties hereto with the SEC, other than the Proxy Statement.

“Outbound License Agreements” means (a) non-exclusive licenses to the object code or non-confidential source code of Software included in the Company Products or to use the Company Products as a service granted to customers (directly or indirectly through third Person partners acting as sublicensors, value added resellers, systems integrators, original equipment manufacturers, or other distributors or resellers of any kind), sublicensors, value added resellers, systems integrators, original equipment manufacturers, or other distributors or resellers of any kind, by the Company or any of the Company Subsidiaries in the ordinary course of business, (b) Immaterial Trademark Licenses, and (c) confidentiality agreements which do not separately license any Intellectual Property but facilitate disclosure by the Company or a Company Subsidiary of confidential information and use of such confidential information by a third party for the limited purposes set forth in such confidentiality agreement.

“Outside Date” means 11:59 p.m. Pacific Time on November 22, 2012, provided, however, that such date may be extended by Parent or the Company for a period of up to six months, if any of the conditions set forth in Section 6.01(b), Section 6.01(c), Section 6.02(e), Section 6.02(f) or Section 6.02(g) (but for purposes of Section 6.01(c), only if such restraint or prohibition is attributable to an Antitrust Law) have not been satisfied (or waived by Parent in the case of Section 6.02(e), Section 6.02(f) or Section 6.02(g)) as of 11:59 p.m. Pacific Time on November 22, 2012 but all other conditions to Closing shall be or shall be capable of being fulfilled.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects would prevent, or would reasonably be expected to prevent, consummation of the Merger or performance by Parent or Merger Sub of any of their material obligations under this Agreement.

“Patents” means domestic and foreign patents and patent applications, together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof.

“Permitted Liens” means (a) Liens for Taxes and other charges and assessments of a Governmental Entity that are not yet due and payable and Liens for Taxes and other charges and assessments of a Governmental Entity that are being contested in good faith by appropriate proceedings (provided, in each case, an appropriate reserve has been made in the Company Financial Statements that are included in the Company SEC Documents prior to the date of this Agreement to the extent such reserve is required under GAAP), (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens arising in the ordinary course of business for sums that are immaterial in amount to the Company and the Company Subsidiaries, taken as a whole, and not yet due and payable and (c) other encumbrances arising by operation of Law securing amounts that are immaterial in amount to the Company and the Company Subsidiaries, taken as a whole, and are not yet due and payable arising in the ordinary course of business.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or Governmental Entity.

“Privacy and Security Laws” means Laws regarding collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, transferring and storing personally identifiable data, including federal, state or foreign laws or regulations regarding (i) data privacy and information security, (ii) data breach notification (as applicable), and/or (iii) trespass, computer crime and other laws governing unauthorized access to or use of electronic data.

“Registered Intellectual Property” means any of the following Intellectual Property that is the subject of an application, certificate, filing or registration issued, filed with, or recorded by any Governmental Entity:

(a)	issued Patents and Patent applications;

(b)	Trademark registrations, renewals and applications;

(c)	Copyright registrations and applications; and

(d)	Domain Name registrations.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, pouring, dumping, depositing, emitting, escaping, emptying, seeping, dispersal, migrating or placing, including movement through, into or upon the environment or any natural or man-made structure.

“Restricted Contract Term” means a term of a Contract that grants or purports to grant to any Person, other than the Company or any wholly-owned Company Subsidiary, a right or that subjects or purports to subject the Company or any Company Subsidiary to any obligation, in each case, of the type, as the case may be, specified in Sections 3.13(a)(i), (a)(ii), (a)(iii), (a)(iv), (a)(vii) (but excluding partnership Contracts that are not in the nature of a partnership formed under state or similar foreign Law), (a)(ix), (a)(xii) or (a)(xvii).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means computer software, computer programs and databases in any form, including source code, object code, operating systems and specifications, databases, database management code, utilities, graphical user interfaces, software engines, software platforms, software development tools, software libraries, compilers, and data formats, all enhancements and modifications thereof, and all related documentation and developer notes and annotations.

“Specified Governmental Entity” means (i) any U.S. federal or state Governmental Entity, or (ii) any non-U.S. or supranational Governmental Entity listed in Section 8.04(b) of the Company Disclosure Schedule to the extent such Governmental Entity’s clearance, consent or approval is required under Antitrust Laws in connection with the Transactions.

“Subsidiary” means, with respect to any Person, any entity of which (a) such Person or any other Subsidiary of such Person is a general partner (in the case of a partnership) or managing member (in the case of a limited liability company), (b) voting power to elect a majority of the board of directors, board of managers or others performing similar functions with respect to such organization is held by such Person or by any one or more of such Person’s Subsidiaries, (c) at least 50% of any class of capital stock or of the outstanding Equity Interests are beneficially owned by such Person, or (d) any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Superior Proposal” means any unsolicited, bona fide written offer or proposal (that has not been withdrawn and that did not result from a material breach of the provisions of Section 5.03), to acquire all of the outstanding Equity Interests of the Company, which (a) is not subject to a financing condition (and if financing is required, such financing is then fully committed to the Person or “group” (as defined in or under Section 13(d) of the Exchange Act) making such offer or proposal), (b) is reasonably likely to receive all requisite regulatory approvals in a timely manner, (c) is reasonably likely to be consummated on the terms and conditions contemplated thereby and (d) the Company Board shall have reasonably determined in good faith After Consultation is more favorable to the stockholders of the Company (in their capacity as such) from a financial point of view than the Merger, in each case taking into consideration, in addition to any other factors determined by the Company Board in good faith to be relevant, (i) all financial considerations relevant thereto, including conditions in the financial and credit markets, (ii) the identity of the Person(s) making such offer or proposal and the parties providing any of the financing for the transaction contemplated thereby, and the prior history of such Person(s) and sources of financing in connection with the consummation or failure to consummate similar transactions, (iii) the anticipated timing, conditions and prospects for completion of the transaction contemplated by such offer or proposal, (iv) the other terms and conditions of such offer or proposal and the implications thereof to the Company, including relevant legal, regulatory and other aspects of such offer or proposal deemed relevant by the Company Board, and (v) any proposal made by Parent in connection therewith or response thereto.

“Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind in the nature of taxes (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing or declaration required to be filed with any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Trade Secrets” means trade secret rights and corresponding rights in confidential information and other non-public information (whether or not patentable), which may include ideas, formulas, compositions, inventor’s notes, discoveries and improvements, know-how, manufacturing and production processes and techniques, testing information, research and development information, inventions, unpatented blueprints, drawings, specifications, designs, plans, proposals and technical data, business and marketing plans, market surveys, market know-how and customer lists and information.

“Trademarks” means all trademarks, service marks, logos, trade dress and trade names and domain names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith.

“Transactions” means the transactions contemplated by this Agreement.

“Uncured Inaccuracy” with respect to a representation or warranty of a party to this Agreement as of a particular date shall be deemed to exist only if such representation or warranty shall be inaccurate as of such date as if such representation or warranty were made as of such date, and the inaccuracy in such representation or warranty shall not have been cured since such date; provided, however, that if such representation or warranty by its terms speaks as of the date of this Agreement or as of another particular date, then there shall not be deemed to be an Uncured Inaccuracy in such representation or warranty unless such representation or warranty shall have been inaccurate as of the date of this Agreement or such other particular date, respectively, and the inaccuracy in such representation or warranty shall not have been cured since such date.

“U.S. Export and Import Laws” means the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (ITAR) (22 CFR 120-130), the Export Administration Act of 1979 (50 U.S.C. 2401-2420), the International Economic Emergency Powers Act (50 U.S.C. 1701-1707), the Export Administration Regulations (EAR) (15 CFR 730-774), the Foreign Assets Control Regulations (31 CFR Parts 500-598), the Laws and regulations administered by Customs and Border Protection (19 CFR Parts 1-199) and all other Laws of the United States and regulations regulating exports, imports or re-exports to or from the United States, including the export or re-export of goods, services or technical data from the United States.

Section 8.05 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Defined Term	Section
401(k) Plan	Section 5.07(c)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.03(d)(i)
Book-Entry Shares	Section 2.02(b)
Capitalization Date	Section 3.02(a)
Certificate of Merger	Section 1.02
Certificates	Section 2.02(b)
Change of Board Recommendation	Section 5.03(a)(iv)
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Recitals
Company Disclosure Schedule	ARTICLE III
Company Employees	Section 5.07(a)
Company Financial Statements	Section 3.07(a)
Company Material Contract	Section 3.13(a)
Company Permits	Section 3.05(a)
Company Preferred Stock	Section 3.02(a)
Company Representatives	Section 5.02(a)
Company SEC Documents	Section 3.06(a)
Company Stockholder Approval	Section 3.21

Confidentiality Agreement	Section 5.02(c)
D&O Insurance	Section 5.08(c)
DGCL	Recitals
Dispute	Section 3.15(i)
Dissenting Shares	Section 2.03
Effective Time	Section 1.02
Electronic Delivery	Section 8.13
Employment Practices	Section 3.12(a)
Equity Plan Documents	Section 2.04(b)
Equity Plan Stock	Section 2.04(b)
Exon-Florio Filing	Section 5.04(c)
Export Approvals	Section 3.05(e)
Guarantee	Section 8.15(c)
Guaranteed Obligations	Section 8.15(a)
Guarantor	Section 8.15(a)
Insurance Policies	Section 3.17
Intervening Event Notice Period	Section 5.03(e)(i)
Lease Agreement	Section 3.18(c)
Leased Real Property	Section 3.18(c)
LGPL	Section 3.15(f)
Maximum Amount	Section 5.08(c)
Merger	Recitals
Merger Consideration	Recitals
Merger Sub	Preamble
Most Recent Balance Sheet	Section 3.09(a)(i)
New Plans	Section 5.07(a)
Parent	Preamble
Parent 401(k) Plan	Section 5.07(c)
Parent Representatives	Section 5.02(a)
Parent Subsidiary	Section 4.03(a)
Parent Welfare Plan	Section 5.07(a)
Paying Agent	Section 2.02(a)
Proxy Statement	Section 1.03(a)
Sarbanes-Oxley Act	Section 3.06(a)
Section 16	Section 5.10
Shares	Recitals
Significant Customer	Section 3.23
Special Meeting	Section 1.03(e)
Superior Proposal Notice Period	Section 5.03(d)(i)
Surviving Corporation	Recitals
Takeover Law	Section 3.03(b)
Termination Fee	Section 7.02(b)
Unvested Cash	Section 2.04(b)
WARN Act	Section 3.12(e)
Worker List	Section 3.12(g)

Section 8.06 Headings. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.07 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

Section 8.08 Entire Agreement. This Agreement (together with the Company Disclosure Schedule and the other documents delivered pursuant hereto), the Confidentiality Agreement and the Joint Defense Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter of this Agreement and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND MERGER SUB, ON THE ONE HAND, NOR THE COMPANY, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE BY) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 8.09 Assignment. The Agreement shall not be assigned by any party by operation of Law or otherwise without the prior written consent of the other parties, and any such purported assignment in contravention of this Agreement shall be null and void, provided that Parent or Merger Sub may assign any of their respective rights and obligations to an Affiliate of Parent or to a successor-in-interest by reason of merger or consolidation or sale of all or substantially all of the assets of Parent; provided further that, with respect to an assignment or transfer by Parent or Merger Sub in accordance with the prior proviso, (a) with respect to an assignment to a successor-in-interest, such assignment includes all rights and obligations under this Agreement, (b) such successor-in-interest or Affiliate shall have agreed as of such assignment or transfer to be bound by the terms of this Agreement in a writing provided to the Company, and (c) where this Agreement is assigned or transferred to an Affiliate by Parent, Parent remains responsible for the performance of this Agreement.

Section 8.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective permitted successors and permitted assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.08, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto, without notice or Liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Accordingly, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.11 Mutual Drafting; Interpretation. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders;

(b) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”

(c) all references in this Agreement to “Sections,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Annexes and Schedules to this Agreement;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) references to a Person are also to such Person’s successors and permitted assigns;

(g) all references in this Agreement to “$”or other monetary amounts refer to U.S. dollars;

(h) unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive;

(i) all references to the “date of this Agreement” shall refer to the date this Agreement is made and entered into;

(j) although the same or similar subject matters may be addressed in different provisions, the parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision shall be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content); and

(k) any Contract or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Laws) by succession of comparable successor Laws and (in the case of Laws) any rules and regulations promulgated under said Laws.

Section 8.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement (and any Actions arising out of or related hereto or to the Transactions or to the inducement of any party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall in all respects be governed by, and construed in accordance with, the Laws of the State of Delaware, including all matters of construction, validity and performance, in each case without reference to any conflict of law rules that might lead to the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, in any Action arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise), and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) except in Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), (ii) agrees that any Action (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) may be heard and determined in Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and (iv) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such Action (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) in Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware). Each of the parties hereto agrees that a final judgment in any such Action (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be conclusive and may be enforced in other jurisdictions within and outside the United States of America by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process anywhere in the world in the manner provided for notices in Section 8.03. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(C).

(d) The Company shall give Parent the opportunity to participate in the defense, settlement or compromise of any Action against the Company and/or its directors relating to the Transactions and will obtain the prior written consent of Parent prior to settling or satisfying any such Action. For purposes of this Section 8.12(d), “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Action by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not breached), and Parent may offer comments or suggestions with respect to the Action but will not be afforded any decision-making power or other authority over the Action, except for the settlement or compromise consent set forth above.

Section 8.13 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or by e-mail of a .pdf, .tif, .jpeg or similar attachment (“Electronic Delivery”)) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

Section 8.14 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that prior to any valid termination of this Agreement in accordance with Section 7.01, (a) each party shall be entitled at its election to seek an injunction or injunctions to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity, and this right shall include the right of the Company to cause Parent and Merger Sub to cause the Merger to be consummated and (b) the parties shall waive, in any Action for specific performance, the defense of adequacy of a remedy at Law. A party’s pursuit of specific performance at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for Liabilities or damages incurred or suffered by such party in the case of a breach of this Agreement involving fraud or willful or intentional misconduct.

Section 8.15 Guaranty.

(a) To induce the Company to enter into this Agreement, SAP AG, an Aktiengesellschaft organized under the laws of Germany (“Guarantor”), intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees to the Company the due and punctual payment and performance of (i) Parent’s and Merger Sub’s obligations under this Agreement, including with respect to all fees and expenses associated therewith and (ii) Parent’s and Merger Sub’s Liability and obligations (including for breach) under this Agreement (collectively, the “Guaranteed Obligations”), in each case, as and when due pursuant to the terms of this Agreement. This guarantee may not be revoked or terminated and shall remain in full force and effect without interruption and shall be binding on Guarantor and its successors and assigns until the Guaranteed Obligations have been satisfied in full. Guarantor further covenants and agrees that, if requested by the Company, it will promptly appoint in accordance with applicable Law a registered agent for service of process in the State of Delaware, and Guarantor shall maintain such registered agent as its agent for service of process in the State of Delaware without interruption until the Effective Time.

(b) All payments pursuant to this Section 8.15 shall be made in lawful money of the United States, in immediately available funds. Guarantor promises and undertakes to make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of Guarantor of any kind.

(c) The guarantee set forth in Section 8.15(a) (the “Guarantee”) is an absolute, unconditional and continuing guarantee of the full and punctual payment and performance by Parent and Merger Sub of the Guaranteed Obligations and not of collection. Should Parent or Merger Sub default in the payment or performance of any of the Guaranteed Obligations, Guarantor’s obligations hereunder shall become immediately due and payable to the Company or, to the extent that such obligations become due and payable after the Effective Time, to the stockholders of the Company. Claims hereunder may be made on one or more occasions. If any payment in respect of any Guaranteed Obligation is rescinded or must otherwise be returned for any reason whatsoever, Guarantor shall remain liable hereunder with respect to such Guaranteed Obligation as if such payment had not been made.

(d) Guarantor agrees that the Guaranteed Obligations shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure or delay on the part of the Company to assert any claim or demand or to enforce any right or remedy against Parent or Merger Sub; (ii) any change in the time, place or manner of payment of the Guaranteed Obligations or rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of this Agreement made in accordance with the terms of this Agreement or any agreement evidencing, securing or otherwise executed in connection with any of the Guaranteed Obligations; (iii) the addition, substitution or release of any Person interested in the Transactions; (iv) any change in the corporate existence, structure or ownership of Parent or Merger Sub; (v) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent or Merger Sub or their assets; (vi) the adequacy of any means the Company may have of obtaining payment related to the Guaranteed Obligations; or (vii) the existence of any claim, set-off or other right which Parent or Merger Sub may have at any time against the Company (other than rights of Merger Sub pursuant to this Agreement), whether in connection with the Guaranteed Obligations or otherwise. Guarantor waives promptness, diligence, notice of the acceptance of the Guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the Guaranteed Obligations incurred and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent or Merger Sub or any other Person interested in the Transactions, and all suretyship defenses generally (other than, in each case, fraud, willful misconduct and intentional misrepresentation by the Company or any of its Affiliates), defenses to the payment of the Guaranteed Obligations that are available to Parent or Merger Sub under this Agreement and defenses available to Guarantor under the Guarantee. Guarantor acknowledges that it has received and will receive substantial direct and indirect benefits from the Transactions and that the waivers set forth in this Section 8.15 are knowingly made in contemplation of such benefits.

(e) No failure on the part of the Company to exercise, and no delay in exercising, any right, remedy or power pursuant to this Section 8.15 shall operate as a waiver thereof, nor shall any single or partial exercise by the Company of any right, remedy or power pursuant to this Section 8.15 preclude any other or future exercise of any right, remedy or power pursuant to this Section 8.15. Each and every right, remedy and power granted to the Company pursuant to this Section 8.15 or allowed it by Law or agreement with respect to this Section 8.15 shall be cumulative and not exclusive of any other, and may be exercised by the Company at any time or from time to time. The Company shall not have any obligation to proceed at any time or in any manner against, exhaust any or all of the Company’s rights against Parent, Merger Sub or any other Person liable for any Guaranteed Obligations prior to proceeding against Guarantor hereunder or resort to any security or other means of collecting payment. The Guarantee may only be amended by a writing signed and delivered by Guarantor and the Company. Guarantor hereby covenants and agrees that it shall not institute, and shall cause its respective Affiliates not to institute, any Action asserting that the Guarantee is illegal, invalid or unenforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors’ rights generally, and general equitable principles (whether considered an Action in equity or at law).

(f) Guarantor hereby represents and warrants to the Company and covenants that: (i) the execution, delivery and performance of this Agreement have been duly authorized by all necessary action and do not contravene any provision of Guarantor’s organizational documents or any Law or contractual restriction binding on Guarantor or its assets; (ii) this Agreement constitutes a legal, valid and binding obligation of Guarantor enforceable against Guarantor in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including, without limitation, all Laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in an Action at law or in equity), (iii) nothing in this Agreement will terminate Guarantor’s obligations under the Confidentiality Agreement and (iv) Guarantor will not issue any press release or other communication in contravention of Section 5.06.

(g) Nothing in this Section 8.15 shall waive any defenses, counterclaims or rights of setoff that Parent or Merger Sub may have under this Agreement or applicable Law.

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IN WITNESS WHEREOF, Parent, Merger Sub, the Company and Guarantor have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SAP AMERICA, INC.

By:	/s/ Brad C. Brubaker

Name:	Brad C. Brubaker

Title:	Corporate Secretary

ANGEL EXPANSION CORPORATION

By:	/s/ Brad C. Brubaker

Name:	Brad C. Brubaker

Title:	President

ARIBA, INC.

By:	/s/ Robert M. Calderoni

Name:	Robert M. Calderoni

Title:	Chairman & Chief Executive Officer

Solely with respect to Section 5.02, Section 5.06 and ARTICLE VIII:

SAP AG

By:	/s/ Werner Brandt

Name:	Werner Brandt

Title:	CFO

By:	/s/ Michael Junge

Name:	Michael Junge

Title:	General Counsel

[Signature Page to Agreement and Plan of Merger]